UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

**Manual for Participation in General Meetings**
**Extraordinary General Meeting**
**Date: December 14, 2015**
**Time: 4 p.m.**

Santander

Index

1.	Message from the Chairman of the Board of Directors	3
2.	Call Notice	4
3.	Participation of the shareholders in the EGM	5
3.1	Representation by attorney-in-fact	5
4.	Matters to be resolved in the EGM	6
4.1	To approve the cancellation of 37,757,908 treasury shares, with no capital reduction, and the consequent amendment of caput of article 5° of the Bylaws	6
4.2	To approve the proposal for amendment of articles 15, § 3°, 17, items XXI and XXXII, 31, 32 and 33 of the Bylaws	6
4.3	To approve the consolidation of the Bylaws	7
4.4	To approve the Regulations of the 2015 Long Term Incentive Plans for managers, management employees and other employees of the Company and companies under its control, as approved by the Board of Directors at the meeting held on September 29th, 2015.	7
	EXHIBIT I – Proposal for amendment of the Company’s Bylaws with the information provided in Article 11 of CVM Normative Instruction 481	8
	EXHIBIT II – Pursuant to article 13 of CVM Normative Instruction 481	32
	EXHIBIT III - Related documents and links	69

1. Message from the Chairman of the Board of Directors

Dear Shareholders,

I am very pleased to invite you, shareholder of Santander Brasil, to participate of the Extraordinary General Meeting (“EGM”) of Santander Brasil, called for December 14th, 2015 at 4 p.m., in the Auditorium of the head offices of the Company located at Avenida Presidente Juscelino Kubitschek Nos. 2041 and 2235 – 1st mezzanine –Vila Olímpia - São Paulo – State of São Paulo.

This Manual for Participation in General Meetings (“Manual”), an example of a sustainable relationship practice with you, our shareholder, aims to assist you on the comprehension of the presented matters, for the taking of decisions, anticipating relevant clarifications and voting orientations.

Pursuant to the Call Notice turned available, we shall take resolutions on the following matters:

I. to approve the cancellation of 37,757,908 treasury shares, with no capital reduction, and the consequent amendment of caput of article 5° of the Bylaws;

II. to approve the proposal for amendment of articles 15, § 3°, 17, items XXI and XXXII, 31, 32 and 33 of the Bylaws;

III. due to the resolutions on items (i) and (ii), to approve the consolidation of the Bylaws; and

IV. to approve the Regulations of the 2015 Long Term Incentive Plans for managers, management employees and other employees of the Company and companies under its control, as approved by the Board of Directors at the meeting held on September 29, 2015.

In order to facilitate your analysis and appreciation of the matters to be resolved in the EGM, we attached as exhibits to this Manual all documents related to the matter of the Call Notice into the form of exhibits to this Manual, in attention to the CVM requirements.

Please read this carefully. We are at your disposal to clarify any doubts through our emails acionistas@santander.com.br for individual investors and non-financial entities and ri@santander.com.br for institutional investors.

We hope that this Manual will fulfill its purpose of assisting you with clarification on the matters to be resolved. Your participation in this important event is very important for our Company.

Very truly yours,

Sergio Agapito Lires Rial

Chairman of the Board of Directors

2. Call Notice

[to be published in the Diário Oficial do Estado de São Paulo (São Paulo State Gazette), on November 14, 17 and 18, 2015, and on Valor Econômico on November 16, 17 and 18, 2015]

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) 90.400.888/0001-42

Company Registration (NIRE) 35.300.332.067

CALL NOTICE - EXTRAORDINARY GENERAL MEETING - The shareholders are hereby called to attend the Extraordinary General Meeting to be held on December 14, 2015, at 4 p.m., at the Auditorium in the Company head offices, located in the City of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek, No. 2.235, 1º mezzanine, Vila Olímpia, to resolve on the following Agenda:

I. to approve the cancellation of 37,757,908 treasury shares, with no capital reduction, and the consequent amendment of caput of article 5º of the Bylaws;

II. to approve the proposal for amendment of articles 15, § 3°, 17, items XXI and XXXII, 31, 32 and 33 of the Bylaws;

III. due to the resolutions on items (i) and (ii), to approve the consolidation of the Bylaws; and

IV. to approve the Regulations of the 2015 Long term Incentive Plans for managers, management employees and other employees of the Company and companies under its control, as approved by the Board of Directors at the meeting held on September 29, 2015.

The shareholders or their legal representatives should attend the Meeting with the adequate identity documents. In the event of representation by proxy, shareholders should deliver at the Company head offices, no less than seventy-two (72) hours before the Meeting, the corresponding power of attorney granted as set forth in the applicable law.

The documents pertaining to the Agenda are at the shareholders’ disposal at the Company’s headquarters and also in its websites (www.santander.com.br/ir – in Corporate Governance>Minutes and Management Meetings and www.santander.com.br/acionistas – in Corporate Governance>Management [Administração]>Minutes and Management Meetings [Atas de Reuniões e Assembleias]) and at CVM (http://www.cvm.gov.br) and BM&FBOVESPA (www.bmfbovespa.com.br) webpages.

São Paulo, November 13, 2015 - Sergio Agapito Lires Rial - Chairman of the Board of Directors.

3. Participation of the Shareholders in the EGM

The shareholders of Santander Brasil may attend the EGM personally, or through a duly appointed and established attorney-in-fact.

The following documents will be required from the shareholders to attend the EGM:

Individual	Identity document with photo [1](original or certified copy)
Legal entity	• corporate documents that evidence the legal representation of the shareholder (original or certified copy) [2] • ID document of the legal representative with photo (original or certified copy)

3.1. Representation by attorney-in-fact

The shareholder may be represented at the EGM by an attorney-in-fact duly appointed and established by a public or private instrument, and on the terms of Article 126, Paragraph One of the Brazilian Corporate Law , the attorneys-in-fact must have been appointed less than one (1) year before, and must be (i) shareholders of the Company, (ii) managers of the Company, (iii) lawyers, or (iv) financial institutions, while it is incumbent upon the managers of investment funds to represent their quota holders.

The originals or certified copies of the documents mentioned above must be delivered at the head offices of the Company up to the time schedule for the EGM.

However, in order to facilitate the access of the shareholders to attend the EGM, we recommend to delivery these documents at least seventy-two (72) hours prior to the opening of the EGM.

For the documents sent by email, the originals or certified copies must be delivered at the Company’s headquarters on the day of the EGM.

The documents must be delivered at the Company’ head offices, at Av. Presidente Juscelino Kubitschek, 2041, 9th floor, Building A –Vila Olimpia - São Paulo – State of São Paulo –Corporate Legal Department, telephones +55 11 3553-5438 and +55 11 3553-5436, email: juridsocietario@santander.com.br .

1 The following documents may be presented: (i) General Registration ID Card (RG); (ii) Foreigner Identity Card (RNE); (iii) Valid passport; (iv) Professional Class ID Card valid as a civil identity for legal purpose (e.g.: OAB, CRM, CRC, CREA); or (v) National Driver’s License (CNH) with photo.

2 By-Laws/Articles of Association and Minutes/Instruments of election of the legal representatives registered with the pertinent body.

4. Matters to be resolved in the EGM

Below you shall find clarifications made by the Company’s management regarding each of the items to be resolved in the EGM.

4.1. To approve the cancellation of 37,757,908 treasury shares, with no capital reduction, and the consequent amendment of caput of article 5º of the Bylaws

The Company’s Board of Directors, on a meeting held on November 11th, 2015, proposed the cancellation of 18,878,954 ordinary shares and 18,878,954 preferred shares issued by the Company, held in treasury, with no capital reduction.

The shares current held in treasury are a result of purchase of shares approved previously by the Board of Directors pursuant to the buyback program of the Company, being that the cancellation do not modify shareholders’ rights, considering that such shares’ rights (economic and politic) were suspended  since their purchase to be held in treasury.

For purposes of complying with article 11 of CVM Normative Instruction 481, the consolidated Bylaws is attached as Exhibit I, with the highlighted proposed changes.

4.2. To approve the proposal for amendment of articles 15, § 3º, 17, items XXI and XXXII, 31, 32 and 33 of the Bylaws

It is proposed the amendment of the following articles of the Bylaws:

I. Article 15, § 3º, to improve the provisions regarding vacancy of Board of Directors’ members;

II. Articles 17, items XXI and XXXII, and 31, in order to adjust the denomination from the Compensation and Appointment Committee to Compensation Committee, pursuant to the resolution taken by the Board of Directors on a meeting held on May 28th, 2015; and

III. Articles 32 and 33 in order to adjust the provisions pertaining to the activities and duties of the Ombudsman with the provisions of Resolution No. 4433 of July 23rd, 2015, which revoked Resolution No. 3849 of March 25th, 2010.

The changes proposed are improvements of existing provisions and/or adjustments resulting from changes in regulations applicable to the Company, and do not change shareholders’ economic rights.

For purposes of complying with article 11 of CVM Normative Instruction 481, the consolidated Bylaws is attached as Exhibit I, with the highlighted proposed changes.

4.3. To approve the consolidation of the Bylaws

The proposal above aims to consolidate the Company’s Bylaws due to the amendments proposed on items 4.1 and 4.2 above.

For purposes of complying with article 11 of CVM Normative Instruction 481, the consolidated ByLaws is attached as Exhibit I, with the highlighted proposed changes.

The amendment to the Bylaws of the Company are subject to authorization of the Brazilian Central Bank, according to the applicable laws.

4.4. To approve the Regulations of the 2015 Long Term Incentive Plans for managers, management employees and other employees of the Company and companies under its control, as approved by the Board of Directors at the meeting held on September 29th, 2015

The Company aiming to align the interest of Santander Brasil and the Participants, in view of, on one hand, the growth and profitability of the Company’s business and, on the other hand, to recognize the Participants contribution for development of the Company’s activities; to turn possible for the Company to hold the Participants as employees; and to promote the good development of the Company and of the shareholders’ interest within a long term commitment of the Participants, elaborated the Long Term Incentive Plans, subject to resolution of the shareholders.

The Long Term Incentive Plans align the interests of the Company and the Participants, and also fit into the current regulatory framework applicable to the Company, especially in light of CMN Resolution No. 3921/2010, whereby financial institutions must comply with certain requirements for deferred payment on the future variable compensation to its officers and other employees, taking into account long-term sustainable financial basis and adjustments in future payments due to risks and fluctuations in the cost of capital.

Thus, the Company proposes to EGM approval the Long Term Incentive Plans respect to year 2015, which has as its purpose the payment of bonus as part of the variable compensation due by the Company to certain directors, officers, management level employees and other employees of Santander Brasil and companies under its control.

The information pertaining to the Long Term Incentive Plans are described on Exhibit II, in accordance with Article 13 of CVM Normative Instruction 481.

EXHIBIT I – Proposal for amendment of the Company’s ByLaws with the information provided in Article 11 of CVM Normative Instruction 481

I. Copy of the Bylaws with the highlighted proposed changes

BANCO SANTANDER (BRASIL) S.A.

CNPJ/MF 90.400.888/0001-42

NIRE 35.300.332.067

Public Company with Authorized Capital

BYLAWS

TITLE I

CORPORATE NAME, HEAD OFFICES, JURISDICTION, DOMICILE AND CORPORATE PURPOSE

         Art. 1. BANCO SANTANDER (BRASIL) S.A. (the “Bank” or the “Company”), a private legal entity, is a joint stock company governed by these Bylaws and by the legal and regulatory provisions that apply to it.

         Art. 2. The Company has its registered office, its chosen jurisdiction and its domicile in the city of São Paulo, in the state of São Paulo.

         Sole Paragraph. The Company may, with the approval of its Executive Board, open or close offices in any part of the country or overseas, subject to the pertinent legal norms.

         Art. 3. The Company is established for an indefinite period of duration.

            Art. 4. The Company’s corporate purpose is the performance of lending and borrowing and accessory operations, inherent to the related authorized Portfolios (Commercial, Investment, Credit, Financing & Investment, Mortgage Loan and Lease), as well as Foreign exchange and Securities Portfolio Management operations, besides any other operations permitted to both companies, as set forth in legal and regulatory provisions, it being permitted to hold interest in other entities, as a partner or shareholder.

TITLE II

SHARE CAPITAL AND SHARES

            Art. 5. The share capital is fifty seven billion Brazilian reais (R$57,000,000,000.00), consisting of ~~seven billion, six hundred million, eight hundred and fourty thousand, three hundred and twenty five (7,600,840,325)~~ seven billion, five hundred and sixty-three million, eighty-two thousand and four hundred and seventeen (7,563,082,417) shares, of which ~~three billion, eight hundred and sixty nine million, eight hundred and forty nine thousand, six hundred and sixty eight (3,869,849,668)~~ three billion, eight hundred and fifty million, nine hundred and seventy thousand and seven hundred and fourteen (3,850,970,714) are common shares and ~~three billion, seven hundred and thirty million, nine hundred and ninety thousand, six hundred and fifty seven (3,730,990,657)~~ three billion, seven hundred and twelve million, one hundred and eleven thousand and seven hundred and three (3,712,111,703) are preferred shares, all registered without par value.

            Paragraph 1. The Company is authorized to increase its share capital, by resolution of its Board of Directors, independently of any amendment to its Bylaws by up to a total limited to nine billion ninety million nine hundred and nine thousand and ninety (9,090,909,090) common or preferred shares, without maintaining any specified ratio between the shares of each type, subject always, in the case of preferred shares, to the maximum limit permitted by law.

            Paragraph 2. When share capital is increased, the shares may be totally subscribed and paid up by an interested shareholder, in his own name and on behalf of the other shareholders, as their fiduciary agent, with the undertaking to transfer to them, within the period of the preemptive rights, the shares to which he has a right in virtue of his preemptive rights in the subscription of the capital increase and any amounts left over.

         Paragraph 3. Provided that the authorized capital limit is not exceeded, the Board of Directors may resolve to issue subscription warrants.

         Paragraph 4. Within the limit of authorized capital and under the plan approved by the General Meeting, the Bank can grant call options to management, employees or natural persons providing services to it, or to management, employees or natural persons providing services to entities under its control, to the exclusion of the preemptive right of shareholders in connection with the granting and exercise of call options.

         Paragraph 5. Each common share entitles its holder to one vote at the General Meetings.

         Paragraph 6. Preferred shares convey the following advantages on their holders:

         I – dividends ten percent (10%) higher than those attributed to common shares;

         II – priority in the distribution of dividends;

            III – participation, on equal terms with the common shares, in capital increases arising from the capitalization of reserves and income, as well as in the distribution of bonus shares created by the capitalization of income in suspense, reserves or any other resources;

            IV – priority in the reimbursement of capital, free from premium, in the case of the liquidation of the Company; and

            V – the right to be included in a public offering arising from the Transfer of Control of the Company at the same price and on the same conditions as those offered to the Controlling Shareholder Transferor, as defined in Title X of these Bylaws.

         Paragraph 7. Preferred shares do not entitle the holder to a vote, except in respect of the following matters:

         (a) the transformation, amalgamation, merger or split of the Company;

         (b) the approval of agreements between the Company and the Controlling Shareholder, directly or through third parties, and between the Company and other companies in which the Controlling Shareholder has an interest, provided that, in accordance with legal or statutory provisions, they are subject to a resolution of the Company in General Meeting; and

         (c) the value of assets intended to be used for paying up an increase in the Company’s share capital.

            Paragraph 8. All shares are registered and held in deposit accounts in the name of their holders, by the Company itself, without certificates being issued; and the cost of services for the transfer of ownership may be collected from the shareholder.

            Paragraph 9. A General Meeting may, at any time, decide to convert the preferred shares into common shares, and set the conversion ratio.

            Paragraph 10. The Company may acquire its own shares, subject to the authorization of the Board of Directors, with the object of holding them in treasury for subsequent disposal or cancellation, subject to the legal and regulatory provisions in force.

            Paragraph 11. The Company may, subject to notification to BM&FBOVESPA and the publication of an announcement, suspend share transfers and share splits for a maximum period of fifteen (15) consecutive days or ninety (90) non-consecutive days during the year.

            Paragraph 12. New fully paid-up shares may receive dividends in full, irrespective of the date of subscription. It will be the responsibility of the General Meeting or of the Board of Directors, as the case may be, to set out the payment conditions for newly-subscribed shares, and for bonus shares issued, and they may also create incentives for the immediate paying-in of the corresponding amounts.

            Paragraph 13. The preemptive right can be excluded or the exercise period can be reduced, at the discretion of the Board of Directors, in connection with the issuances of shares and subscription warrants, whose placement is made through (i) sale on stock exchange or public subscription, or (ii) share exchange, in a public offering, by operation of law.

TITLE III

SHAREHOLDERS’ MEETING

            Art. 6. The General Meeting will ordinarily be held on or before April 30 of each year and, extraordinarily, whenever corporate interests so demand.

            Paragraph 1. A General Meeting shall be convened by the Board of Directors or, in such cases as the law allows, by shareholders or by the Fiscal Council, by means of a published announcement, with the first call being made at least fifteen (15) days in advance and the second at least eight (8) days in advance. The General Meeting which shall consider the cancellation of the registration of a publicly company shall be convened at least thirty (30) days in advance.

            Paragraph 2. A shareholder may be represented at a General Meeting by a attorney-in-fact authorized, in the manner prescribed by the current legislation, not more than a year previously, and who must be a shareholder or manager of the Company or a lawyer; and the prior deposit of the respective instrument of proxy at the Company’s registered office may be required, within the period fixed in the announcements convening the meeting.

            Paragraph 3. The General Meeting will fix, each year, the aggregate amount of the compensation of the managers, the Audit Committee and the Fiscal Council, if one has been appointed.

            Paragraph 4. The General Meeting shall be called to order and chaired by the Chairman of the Board of Directors, or by any member of the Executive Board, except Officers without a specific designation, or by the representative of the Controlling Shareholder, who shall invite one of those present to act as Secretary to the Meeting.

            Paragraph 5. It is the responsibility of the General Meeting to decide all those matters which are privy to it, in accordance with the current legislation. The resolutions of the General Meeting shall be decided by an absolute majority of votes.

TITLE IV

MANAGEMENT

            Art. 7. The Company shall be managed by a Board of Directors and an Executive Board.

            Art. 8. Only individual persons may be elected as members of the management bodies; the members of the Board of Directors may or may not be shareholders or residents in the country, and the members of the Executive Board may or may not be shareholders, but must be resident in the country.

            Art. 9. The managers shall be appointed to their positions through instruments of investiture registered in the books of Minutes of the Board of Directors or of the Executive Board, as the case may be, irrespective of the provision of any security, after their names have been approved by the Central Bank of Brazil and once the applicable legal requirements have been complied with.

            Sole paragraph. The instrument of investiture shall be signed within thirty (30) days of the approval of the appointment by the competent government authority, unless there is justification accepted by the management body to which the Director or Officer shall have been appointed, otherwise the appointment shall be subject to annulment.

            Art. 10. Directors and Officers are prohibited from taking part in the consideration, approval or settlement of business or loans involving a company:

         I – of which they are partners or shareholders with more than five percent (5%) of the share capital; or

         II – to whose management they belong or shall have belonged up to six (6) months prior to their appointment to the position of manager of the Company.

         Art. 11. A maximum of up to one third of the members of the Board of Directors may be appointed to positions on the Executive Board.

         Sole Paragraph. The positions of Chairman of the Board of Directors and Chief Executive Officer shall not be accumulated by the same person.

         Art. 12. Members of the Board of Directors appointed to positions on the Executive Board are entitled to receive the corresponding remuneration for the positions which they shall occupy.

         Art. 13. The mandates of the members of the Board of Directors and of the Executive Board are single and concurrent. The period of management of each of the managers shall continue until a substitute shall be appointed.

CHAPTER I

THE BOARD OF DIRECTORS

            Art. 14. The Board of Directors shall consist of at least five (5) members, with a maximum of twelve (12), elected at the General Meeting, with a single tenure of two (2) years, each year being calculated as the period between two (2) Annual General Meetings, with reelection being allowed.

         Paragraph 1. At the General Meeting which is held to consider the election of the members of the Board of Directors, the shareholders shall first determine the effective number of members of the Board of Directors to be elected.

            Paragraph 2. At least twenty percent (20%) of the members of the Board of Directors shall be Independent Directors, as defined in Paragraph 3 of this Article 14. If the observance of this percentage shall result in a fractional number of directors, rounding shall take place as follows: (i) rounding up to the next whole number above if the fraction is 0.5 (five tenths) or higher; or (ii) rounding down to the next whole number below if the fraction is less than 0.5 (five tenths).

         Paragraph 3. For the purposes of this article, the term "Independent Director" means the Director who: (i) has no relationship with the Company, other than interest in the share capital; (ii) is not a Controlling Shareholder (as defined in article 40 hereof), spouse or relative up to the second degree, is not or has not been, over the past three (3) years, related to the Company or an entity related to the Controlling Shareholder (except for the persons related to public educational and/or research institutions); (iii) was not, over the past three (3) years, an employee or officer of the Company, the Controlling Shareholder or an entity controlled by the Company; (iv) is not a supplier/provider or buyer/taker, either direct or indirect, of the Company’s services and/or products, to an extent that implies loss of independence; (v) is not an employee or manager of a company or entity that is supplying or demanding services and/or products to the Company, to an extent that implies loss of independence; (vi) is not a spouse or relative up to the second degree of any manager of the Company and (vii) does not receive any other compensation from the Company besides that payable as a director (earnings in cash arising from interest in the share capital are excluded from said restriction). Independent Director is also that person elected in a separate election by holders of voting shares representing no less than fifteen percent (15%) of total voting shares or holders of shares without voting rights or with restricted vote representing ten percent (10%) of the share capital, as set forth in article 141, Paragraphs 4 and 5, of Law 6404/76. The qualification as Independent Director should be expressly set out in the minutes of the General Meeting that elected him/her.

         Paragraph 4. At the end of their tenure, members of the Board of Directors shall continue to carry out their duties until new elected members take office.

            Paragraph 5. A member of the Board of Directors shall not have access to information or take part in meetings of the Board of Directors relating to matters concerning which the member has or represents interests conflicting with those of the Bank.

Paragraph 6. The Board of Directors, for the better performance of its functions, may set up committees or working groups with defined objectives, which shall act as auxiliary bodies without decision powers, always with the purpose of advising the Board of Directors, comprised by members nominated by the Board among the members of the management and/or other persons directly or indirectly connected with the Bank.

            Art. 15. The Board of Directors will have one (1) Chairman and one (1) Vice Chairman, who will be elected by the majority of the votes of the members attending the General Meeting that appoints the members of the Board of Directors, subject to the provisions set forth in Paragraph 3 in the events of vacancy or temporary absences or impediments in the positions of Chairman and Vice Chairman.

            Paragraph 1. The Chairman of the Board of Directors shall be replaced by the Vice Chairman during temporary absences or impediments. During temporary absences or impediments of the Vice Chairman, the Chairman shall appoint a substitute among the remaining members. In the event of temporary impediments or absences of the other members of the Board of Directors, each Director shall appoint a substitute among the other members.

            Paragraph 2. The replacements provided for in this Article which result in the accumulation of positions will not imply the accumulation of fees or other advantages, nor the right to the substituted member’s vote.

            Paragraph 3. In case of vacancy ~~in~~ of the position of ~~member of the Board of Directors, due to death, resignation or removal, the alternate will be appointed by the remaining directors, "ad referendum" of the first General Meeting held. In case of vacancy in the position of~~ Chairman of the Board of Directors, the Vice Chairman will assume his/her functions, remaining such post unaltered ~~and remain in the position until the first General Meeting held, and will appoint his/her alternate, who will be appointed among the remaining Directors~~. In the event of vacancy in the position of Vice Chairman, the Chairman will ~~appoint~~ nominate his/her successor among the ~~other~~ remaining Directors. In case of vacancy of the position of Board of Directors’ member, and if necessary to compose the minimum number of members mentioned on caput of Article 14 of this Bylaws, the Board of Directors shall nominate/appoint, ad referendum of the next General Meeting to be held, his/her successor.

            Art. 16. The Board of Directors will normally meet four (4) times in each year, but meetings may be held more frequently if the Chairman of the Board of Directors shall so desire.

            Paragraph 1. The call notices for the meetings will be made through a notice in writing delivered to each member of the Board of Directors within at least five (5) business days in advance, unless the majority of the members in exercise determines a lower term, but not below forty eight (48) hours, as set forth in Paragraph 3 hereof.

         Paragraph 2. The notices shall indicate the place, date and time of the meeting, and shall include a summary of the agenda.

            Paragraph 3. The presence of all the members shall permit meetings of the Board of Directors to be held without prior notice.

            Paragraph 4. The meetings of the Board of Directors should be held at the Company’s head offices, or, if so decided by all Directors, in another place. The members of the Board of Directors can also meet by means of conference call or video conference or any other similar communication means, which will be conducted on real time, and be considered as one single act.

            Paragraph 5. The meetings of the Board of Directors will be valid if attended by a minimum quorum of fifty percent (50%) of the elected members. If no quorum exists at the appointed time, the Chairman shall call a new meeting of the Board of Directors, giving at least two (2) business days’ notice, and the reconvened meeting may be held without the need for a quorum. Matters not on the agenda for the original meeting of the Board of Directors may not be considered at the reconvened meeting, unless all the members are present and expressly agree to the new agenda.

            Paragraph 6. The secretary of the meetings of the Board of Directors will be appointed by the chairman of the meeting and all resolutions will be included in the minutes drafted in a specific book, and those that affected third parties should be published.

            Paragraph 7. The resolutions of the Board of Directors will be made by the majority of votes among the attending members.

            Art. 17. In addition to the attributes accorded by law or by the Bylaws, the Board of Directors will be responsible for the following:

         I. To comply with and to ensure compliance with these Bylaws and resolutions of General Meeting;

         II. to set the general guidelines for the business and operations of the Company;

         III. to appoint and dismiss Officers and to define their duties;

         IV. to set the compensation, the indirect benefits and the other incentives of the Officers, within the global management compensation limits approved in the General Meeting;

         V. to monitor the management performance of the Officers; to examine the Company’s books and documents at any time; to request information about agreements entered into or being negotiated and about any other acts;

         VI. to choose and to dismiss the independent auditors and to fix their compensation, as well as to call on them to give the explanations that it may consider necessary about any matter;

         VII. to give an opinion on the Management Report, the accounts of the Executive Board and the financial statements of the Bank and to approve their presentation to the General Meeting;

         VIII. to approve and to review the annual budget, the capital budget and the business plan, and to formulate a capital budget proposal to be submitted to the General Meeting for the purpose of profits retention;

         IX. to decide on the convening of General Meetings, when considered necessary or under the terms of Article 132 of Law No. 6.404/76;

         X. to submit to the Annual General Meeting a proposal for the appropriation of the net income for the period, and to examine and consider the six-monthly balance sheets, or balance sheets raised at shorter periods, and the payment of dividends or interest on own capital arising from these balance sheets, as well as to consider the payment of interim dividends out of accumulated profits or revenue reserves existing as of the last annual or six-monthly balance;

         XI. to submit proposals to the General Meeting for the increase or reduction of the share capital, reverse splits, bonus issues or splits of the Company's shares, and amendments to the Bylaws;

         XII. to present proposals to the General Meeting for the liquidation, merger, split or amalgamation of the Bank;

         XIII. approve the Bank’s capital increase, regardless of amendment to the Bylaws, within the limits set forth in Paragraph 1 of article 5 hereof, by setting the price, payment date and share issuance conditions, as well as the issuance of credit securities and convertible instruments within the limits set forth in Paragraph 1 of article 5 hereof, it being also permitted to exclude the preemptive right or reduce the exercise periods in the issuance of shares, subscription warrants, credit securities and other convertible instruments, whose placement is made through sale on stock exchange or public subscription or public offering, as set forth in the law;

         XIV. to consider the issue of subscription warrants, as provided in Paragraph 3 of article 5 of these Bylaws;

         XV. to grant, after approval at the General Meeting, share purchase options to managers, employees or individuals who provide services to the Company or to its subsidiaries, without giving the shareholders preemptive rights, under the terms of plans approved by the General Meeting;

         XVI. to resolve on the negotiation with the Company’s shares for cancellation or to be held in treasury for subsequent disposal, subject to the pertinent legal provisions;

         XVII. to fix the amount of profit sharing for officers and employees of the Bank and of its subsidiaries, with the power to decide not to offer them a share;

         XVIII. to decide on the payment or credit of interest on the Company’s own capital to shareholders, under the terms of the applicable legislation;

         XIX. authorize the acquisition or disposal of investments in equity interests in amounts above five percent (5%) of the net equity reported in the last balance sheet approved at the Annual General Meeting, as well as authorize the establishment of joint ventures or consummation of strategic alliances with third parties;

         XX. to appoint or dismiss the Company’s Ombudsman;

         XXI. appoint and remove the members of the Audit Committee and Compensation ~~and Appointment~~ Committee, fill in the vacancies due to death, resignation or removal and approve the body’s internal policies, subject to the provisions of Titles VI and VII hereof;

         XXII. authorize the sale of assets and properties, the creation of liens and tendering of collaterals for third-party obligations, whenever exceeding five percent (5%) of the equity reported in the last balance sheet approved at the Annual General Meeting;

         XXIII. in special cases to concede specific authorization for particular documents to be signed by a single Officer, with the case being minuted in the appropriate book, except in the situations described in these Bylaws;

         XXIV. approve the engagement of a share or unit bookkeeping institution;

         XXV. to approve policies for the disclosure of information to the market and trading in the Bank’s own securities;

         XXVI. choose of specialized appraisal institutions or entities to prepare the appraisal report relating to the Bank’s shares, in case of cancellation of public company registration, as set forth in Title X hereof;

         XXVII. to express a favorable or unfavorable opinion on any public offer of acquisition of the shares issued by the Company, by means of an advance reasoned opinion, to be issued within up to fifteen (15) days of the publication of the offer document, which should address at least the following: (i) the suitability and the timing of the public offer of acquisition of the shares in relation to the interests of the shareholders as a whole and in relation to the liquidity of the securities they hold; (ii) the repercussions of the public offer of acquisition of shares on the interests of the Company; (iii) the strategic plans in relation to the Company disclosed by the offeror; (iv) other matters which the Board of Directors may consider pertinent as well as the information required under the applicable rules established by the Securities Commission;

            XXVIII. to consider any other matter which may be submitted to it by the Executive Board, and to convene members of this Board for joint meetings whenever it shall deem appropriate;

         XXIX. to set up technical or consultative commissions and/or auxiliary committees, permanent or temporary, define their responsibilities and powers, other than those granted to the Board of Directors itself in terms of Article 142 of Law No. 6.404/76, and monitor their activities, in accordance with Article 14 Paragraph 6 of these Bylaws;

         XXX. resolve on, subject to these Bylaws and the prevailing laws, their agenda and adopt or enact regulatory standards for their operation;

         XXXI. to establish rules relating to the Units, as provided for in Title XIII of these Bylaws;

         XXXII. to supervise the planning, operation, control and review of the compensation policy for the Company's managers, taking into account the proposals of the Compensation ~~and Appointments~~ Committee; and

         XXXIII. to ensure that the managers’ compensation policy is in accordance with the regulations issued by the Central Bank of Brazil.

         Art. 18. The Chairman of the Board of Directors should:

         I. call and chair the meetings;

         II. call the General Meeting;

            III. instruct the preparation of the meetings of the Board of Directors;

            IV. designate special tasks to the Directors; and

            V. call, when the body is in operation, the Fiscal Council members to assist with the meetings of the Board of Directors, whose agenda includes matters with respect to which the Fiscal Council should issue an opinion.

CHAPTER II

EXECUTIVE BOARD

            Art. 19. The Company is managed and represented by the Executive Board, which shall consist of at least two (2) members, with a maximum of seventy-five (75), who may or may not be shareholders, who are resident in Brazil, elected and subject to dismissal at any time by the Board of Directors, with a single tenure of two (2) years, with the possibility of reelection. One (1) member of the Board must be designated as Chief Executive Officer (CEO), and the others may be designated Senior Executive Vice-Presidents, Executive Vice-Presidents, Investor Relations Officer, Executive Officers and Officers without a specific designation.

         Paragraph 1. The members of the Executive Board shall be selected from among persons of unblemished reputation and recognized professional competence.

         Paragraph 2. The designation of the positions referred to above shall be made at the time of their election.

            Paragraph 3. Without prejudice to the provisions of this Article, any Officer may use the designated title with an indication of the area of responsibility.

            Paragraph 4. When a new member of the Executive Board is elected, or a substitute appointed in the event of a vacancy, the termination of the mandate shall coincide with that of the other elected members.

            Paragraph 5. The post of Investor Relations Officer may be assumed cumulatively with another position on the Executive Board.

            Art. 20. During temporary impediments, periods of leave or absences, the CEO and the other Officers shall be substituted by a member of the Executive Board indicated by the CEO.

            Paragraph 1. If the office of CEO shall become vacant, owing to death, resignation or dismissal, the members of the Board of Directors may indicate a substitute, from among the remaining members, or elect a new CEO.

            Paragraph 2. When substitutions in terms of this Article shall create an accumulation of positions, they shall not result in an accumulation of fees or other advantages, nor give the right to the vote of the officer substituted; it shall be permitted, however, that when one of the members of the Executive Board shall be substituting the CEO, that member shall have a casting vote.

            Art. 21. The Executive Board shall meet whenever convened by the CEO or by the person designated by the CEO.

            Paragraph 1. The resolutions of the meetings of the Executive Board, except for the events set forth in Paragraphs 3 and 4 of this article, will be made by the majority of votes among the attending members, subject to the provisions set forth in item V of article 27 below, the meetings being instated:

         I – with the presence of the Chief Executive Officer and any eight (8) members of the Executive Board, except for the Officers without specific designation; o

         II - with the presence of the two (2) Executive Vice Presidents and any seven (7) members of the Executive Board, except for the Officers without specific designation; or

         III - with the presence of one (1) Senior Executive Vice President or one Executive Vice President and any ten (10) members of the Executive Board, including the Officers without specific designation.

         Paragraph 2. Meetings of the Executive Board shall be attended by one (1) Secretary, nominated by the Chairman of the meetings, and all its deliberations shall be drafted and registered in the appropriate book, by the members present, with those that affect third parties being published.

            Paragraph 3. The matters dealt with in item VII of Article 22 shall be subject to approval at a Meeting of the Executive Board, which can meet for this purpose with only five (5) members of the Executive Board being present, other than Officers without specific designation.

         Paragraph 4. The commencement and deliberations of Meetings of the Executive Board can occur with a different minimum quorum, in accordance with responsibilities attributed by the CEO and with the criteria for deliberation set by the Executive Board, in terms of item X of Article 22, and of item IV of Article 27, both of these Bylaws.

Article 22. The attributions and duties of the Executive Board are:

         I – to comply with and to ensure compliance with these Bylaws and the resolutions of General Meetings and of the Board of Directors;

         II – to appoint representatives and correspondents, in Brazil and overseas;

         III – within the general guidelines established by the Board of Directors, to carry out the business and operations defined in Article 4 of these Bylaws, with the autonomy to schedule them in the best interests of the Company;

         IV – to propose the distribution of and to appropriate income, in accordance with the provisions of Title IX;

         V – authorize the acquisition or sale of investments in equity interests with third parties, between three percent (3%) and five percent (%%) of the net equity reported in the last balance sheet approved at the Annual General Meeting;

         VI – to authorize the disposal of property, plant and equipment, the constitution of encumbrances and the issue of guarantees for third party liabilities, when they fall between three percent (3%) and five percent (5%) of the net equity as shown in the latest balance sheet approved by the Annual General Meeting;

         VII – to consider the opening, transfer or closing of branches, offices or representative offices, in Brazil or overseas;

         VIII – to submit the financial statements to the Board of Directors;

IX – to define the functions and responsibilities of its members, according to the rules of the regulatory and supervisory bodies of the Company; and

         X – to establish specific criteria for the consideration of matters relating to the duties of the Executive Board, when attributed by the CEO, in terms of item IV of Article 27 of these Bylaws.

            Art. 23. The Executive Board shall have an Executive Committee, with decision-making capacity and with the duty to consider matters relating to the management of the business, operational support, human resources, allocation of capital, relevant projects in the areas of technology, infrastructure and services of the Company and of the entities comprising the Santander Group in Brazil, and other attributes that shall be established by the Board of Directors from time to time.

         Paragraph 1. The Executive Committee shall consist of the CEO, the Senior Executive Vice-Presidents and the Executive Vice-Presidents.

         Paragraph 2. The Executive Committee shall draw up Internal Regulations with operating rules for its functions, as well as describing in detail the responsibilities established in this Article.

         Art. 24. The Company will be represented in all acts, operations and documents that is binding upon it:

         I – by any two members of the Executive Board, except for the Officers without specific designation;

            II – by one Officer without specific designation, jointly with the Chief Executive Officer, or one (1) Senior Executive Vice President, or one (1) Executive Vice President, or one (1) Executive Officer;

         III – by a member of the Executive Board together with a specifically designated attorney-in-fact; or

         IV – by two attorneys-in-fact together specifically designated to represent the Company.

         Paragraph 1. Subject to the provisions set forth in Paragraph 2 of this article 24, the Company’s powers of attorney will be jointly signed by any two members of the Executive Board, except for the Officers without specific designation. The powers of attorney should indicate the powers of the attorneys and the validity.

         Paragraph 2. The Company may be represented in court, in proceedings at administrative level or in acts which require the personal appearance of a legal representative, by any member of the Executive Board, except Officers without specific designation, and for these purposes it may appoint a proxy-holder with special powers, including those of receiving an initial summons, court requirements or notifications. The instrument of mandate, in terms of this paragraph, may be signed by a single Officer, without the remaining formalities in the preceding paragraph being applicable.

            Art. 25. Exceptions to the provisions of the preceding Article include the simple endorsement of securities for collection and the endorsement of checks for deposit to the Company’s own account, in which cases, for such acts to be valid, the signature of one (1) proxy-holder or of one (1) employee expressly authorized by any member of the Executive Board, excluding Officers without specific designation, will suffice.

            Art. 26. The Company may be represented by any member of the Executive Board acting alone, or by a single proxy-holder: a) in dealings with companies, government offices, local authorities, semi-public companies or utilities companies, it being possible in such cases, among other things, to sign letters forwarding documents, and documents forming part of processes subject to the examination of regulatory bodies; and b) in General Meetings, General or quotaholders' meetings of companies or investment funds in which the Company has an interest, as well as of entities in which it is a partner or affiliate.

            Art. 27. In terms of Article 20 of these Bylaws, the CEO or his substitute in person must:

         I - preside over and manage all the Company’s business and activities;

         II – comply with and ensure compliance with these Bylaws, the resolutions of General Meetings and the guidelines of the Board of Directors, and chair the meetings of the Executive Board, except in the situations described in items II and III of paragraph 1 and of paragraphs 2 and 3, all of Article 21 of these Bylaws, in which cases the meetings of the Executive Board may be chaired by any of its members;

         III - supervise the management of the members of the Executive Board, requesting information about the Company’s business;

         IV – define the duties of the members of the Executive Board, except as provided in item IX of Article 22 of these Bylaws; and

         V – use a casting vote in the event of a tied ballot in deliberations of the Executive Board.

            Sole paragraph. It is the responsibility of:

         I. Senior Executive Vice-Presidents: to assist the CEO in the discharge of the CEO’s functions;

         II. Executive Vice Presidents: exercise the duties assigned by the Chief Executive Officer or the Board of Directors.

         III. Investor Relations Officer: (i) coordinate, manage, steer and supervise the relationship with investors, as well as represent the Bank before shareholders, investors, market analysts, the Brazilian Securities and Exchange Commission, and other institutions related to the activities performed in the capital market, in Brazil and abroad; and (ii) other duties from time to time determined by the Board of Directors.

         IV. Executive Officers: conduction of the activities of the Bank’s departments and areas under his/her responsibility and advise the other members of the Executive Board; and

         V. Officers with no specific designation: to coordinate the areas attributed to them by the Executive Board.

TITLE V

FISCAL COUNCIL

            Art. 28. The Company shall have a Fiscal Council, which will not function permanently, consisting of at least three (3) members, with a maximum of five (5), and an equal number of deputies, who may or may not be shareholders and who, if elected, shall be elected at the General Meeting, with the possibility of reelection.

            Paragraph 1. Only individual persons, resident in Brazil and meeting the legal requirements, may be elected to the Fiscal Council.

            Paragraph 2. The compensation of the members of the Fiscal Council shall be fixed at the General Meeting when they are elected, subject to the provisions of Article 162, paragraph 3, of Law No. 6.404/76.

            Art. 29. The Fiscal Council shall have the attributes and powers conferred on it by law.

TITLE VI

AUDIT COMMITTEE

         Art. 30. The company will have an Audit Committee comprising at least 3 (three) and at the most 6 (six) members appointed by the Board of Directors, including persons, members or otherwise of the Board of Directors who meet the legal and regulatory requirements for exercising the position, including the requisites that ensure their independence, one of which is proven knowledge of the fields of accounting and audit, with a term of office of 1 (one) year, with 4 (four) consecutive reelections permitted under applicable legislation.

         Paragraph 1. When the members of the Audit Committee are to take office, its Coordinator will be appointed.

            Paragraph 2. The Audit Committee shall report directly to the Company’s Board of Directors.

         Paragraph 3. In addition to other responsibilities conferred upon it by law of regulatory rules, it is incumbent on the Audit Committee to:

         I – establish in the Internal Regulations the operational rules by which it functions;

         II – recommend to the Board of Directors the hiring or substitution of the independent auditors;

         III – review, prior to publication, the half-year accounting statements, including the notes, the management report and the opinion of the independent auditor;

         IV – evaluate the effectiveness of the independent and internal audits, including in regard to compliance with the legal provisions and rules applicable to the Company, in addition to the internal regulations and codes;

            V – evaluate compliance by the Company’s management with the recommendations made by the independent or internal auditors;

         VI – establish and publish the procedures for receiving and dealing with information about non-compliance with legal provisions and rules applicable to the Company, as well as the internal regulations and codes, and which shall also contemplate specific procedures for protecting the person providing the information and the confidentiality thereof;

         VII – recommend to the Executive Board corrections or enhancements to the policies, practices and procedures identified within the scope of its terms of reference;

         VIII – meet, at least once every quarter, with the Executive Board and the independent and internal auditors, so as to check that their recommendations or points raised have been complied with, including in regard to the planning of the respective audit work, with the content of such meetings registered in the minutes;

         IX – to meet with the Fiscal Council, if it is in session, and with the Board of Directors, at their request, so as to discuss the policies, practices and procedures identified within the scope of their respective competencies; and

         X – prepare, at the end of the semesters ended on June 30 and December 31 of each year, the Audit Committee Report, with due regard for the applicable legal and regulatory statutes of limitation.

         Paragraph 4. Together with the six-month accounting statements, the Audit Committee shall arrange for the publication of a summary of the report referred to in item X of the previous paragraph.

TITLE VII

COMPENSATION ~~AND APPOINTMENT~~ COMMITTEE

            Art. 31. The Company shall have a Compensation ~~and Appointments~~ Committee comprising at least 3 (three) and at the most 5 (five) members appointed by the Board of Directors among persons who meet the legal and regulatory conditions for holding office, where one of the members cannot be a manager of the Company, while the others may or may not be members of the Company’s Board of Directors, whereby at least two members are independent under the terms of article 14, Paragraph 3 of these Bylaws. The Compensation ~~and Appointments~~ Committee must comprise members with the qualifications and experience required for exercising competent and independent opinions regarding the institution’s compensation policy, including the repercussions of this policy on risk management. The members of the Compensation ~~and Appointments~~ Committee shall have a term of office of 2 (two) years, and may be reelected up to 4 (four) consecutive times within the terms of the applicable legislation.

            Paragraph 1. When the members of the Compensation ~~and Appointments~~ Committee are to take office, its Coordinator will be appointed.

         Paragraph 2. The Compensation ~~and Appointments~~ Committee shall report directly to the Company’s Board of Directors.

            Paragraph 3. In addition to other responsibilities conferred upon it by law or regulatory rules, it is incumbent on the Compensation ~~and Appointments~~ Committee to:

         I – establish in the Internal Regulations the operational rules by which it functions;

         II – prepare the compensation policy for the Company’s management, submitting to the Board of Directors the various types of fixed and variable compensation, in addition to benefits and special hiring and dismissal programs;

         III – supervise the implementation and coming into operation of the compensation policy for the Company’s management;

         IV – do annual reviews of the compensation policy for the Company’s management, recommending corrections or enhancements to the Board of Directors;

         V – recommend to the Executive Board corrections or enhancements to the policies, practices and procedures identified within the scope of its terms of reference;

         VI – propose to the Board of Directors the global amount of management compensation, for submission to the General Meeting, pursuant to art. 152 of Law 6.404 of 1976;

         VII – assess future internal and external scenarios and their possible impacts on the management compensation policy;

         VIII – analyse the Company’s management compensation policy with respect to market practices, in order to identify significant discrepancies with respect to similar companies, proposing the necessary adjustments;

         IX - to meet with the Board of Directors, at its request, so as to discuss the policies, practices and procedures identified within the scope of its respective competencies;

         X – prepare on an annual basis, within 90 (ninety) days from December 31 of each year, the Report of the Compensation ~~and Appointments~~ Committee, with due regard for the applicable legal and regulatory statutes of limitation, referring to base date December 31 of each year; and

         XI – make sure that the management compensation policy is permanently compatible with the Bank’s risk management policy, the goals and current and expected financial condition, as well as with the provisions set forth in applicable laws and regulations published by the Central Bank of Brazil.

         Paragraph 4. The Board of Directions may remove from office any members of the Compensation ~~and Appointments~~ Committee at any time.

         Paragraph 5. The compensation of the members of the Compensation ~~and Appointments~~ Committee shall be set by the Board of Directors once a year.

TITLE VIII

OMBUDSMAN DEPARTMENT

            Art. 32. The company shall have an Ombudsman’s Department, comprising an Ombudsman who will be appointed by the Board of Directors from among persons who meet the minimum conditions and requisites for ensuring that it functions properly, and who should be conversant with matters involving ethics, consumer rights and protection and conflict mediation, with a term of office of three (3) years, reelection being permitted.

         Paragraph 1. The duties of the Ombudsman Department are:

I – to provide the highest-level support to demands of clients and users of products and services that have not been solved at the primary support service channels of the companies part of the Company´s Financial Conglomerate;

II - act as a communication channel between the Company and the customers and users of products and services, including the mediation of conflicts; and

III - inform the Board of Directors or, on its absence, the Company's Executive Board regarding the Ombudsman's Department activities.

Paragraph ~~1~~ 2. The Ombudsman’s Department shall enjoy the conditions for it to function properly, and the hallmarks of its work will be transparency, independence, impartiality and detachment.

         Paragraph ~~2~~ 3. The Ombudsman’s Department is assured access to any information required for preparing appropriate responses to any ~~complaints~~ demands received, with full support of the management, and may request information and documents, so that it can carry out its activities in the fulfillment of its duties.

            Art. 33. The ~~terms of reference~~ duties of the Ombudsman’s Department ~~are~~ involve the following activities:

         I – to ~~receive~~ support, record, instruct, analyse and deal in a formal and appropriate manner with ~~complaints~~ demands from clients and users of products and services of the companies comprising the Company’s Financial Conglomerate~~, and which have not been resolved through normal ch annels by its branches and any other customer service outlet~~;

         II – to provide the ~~necessary~~ clarification ~~and inform~~ to the ~~complainants~~ demanding client as to the progress of ~~their~~ the demands, ~~and the arrangements adopted~~ informing the estimated deadline for the response;

         III – inform to ~~complainers~~ demanding clients the term for the final reply, which cannot exceed ~~fifteen~~ ten (~~15~~ 10) business days;

         IV – to forward a conclusive response to clients’ demands within the deadline informed in item III above;

         V – to ~~propose to~~ maintain the Board of Directors, or in its absence, ~~to~~ the executive management of the companies comprising the Company’s Financial Conglomerate, ~~measures for correcting or enhancing procedures and routines arising from the analysis of complaints received~~ informed about the problems and deficiencies detected in the fulfillment of its duties and about the result of the adopted measures by the officers and directors of the companies part of the Company’s Financial Conglomerate in order to solve them; and

         VI – to prepare and forward to the internal auditors, the Audit Committee and the Board of Directors, or in its absence, the executive management of the companies comprising the Company’s Financial Conglomerate at the end of each six-month period, a quantitative and qualitative report about ~~the performance of the Ombudsman’s Department, containing the proposals dealt with in section V~~ the activities performed by the Ombudsman’s Department on the fulfillment of its duties.

         Sole paragraph. The Board of Directors may remove the Ombudsman from office at any time, should he/she fail to comply with the ~~terms of reference~~ duties contemplated in article 32 and the activities established in this article.

TITLE IX

FISCAL YEAR, FINANCIAL STATEMENTS, RESERVES AND DIVIDENDS

            Art. 34. The fiscal year shall coincide with the calendar year, beginning on January 1, and ending on December 31 of each year, at which time balance sheets and the other financial statements shall be raised, with due regard for the deadlines established in Law 6.404/76 and the rules issued by the Central Bank of Brazil.

            Art. 35. Pursuant to current legislation, the Company shall raise semi-annual balance sheets in June and December of each fiscal year, with due regard for the following rules where the distribution of income is concerned.

            Art. 36. The net income ascertained after legal deductions and provisions shall be distributed as follows:

         I - 5% (five per cent) to the legal reserve, until the latter reaches 20% (twenty per cent) of the share capital;

         II - 25% (twenty-five per cent) of the adjusted net income, pursuant to article 202 of Law 6.404/76, shall be obligatorily distributed as mandatory dividends to all shareholders;

            III – the balance, if any, may, under a proposal by the Executive Board and approved by the Board of Directors: (a) be allocated to the Dividend Equalization Reserve, which shall be limited to 50% (fifty per cent) of the share capital and shall serve to guarantee funds for payment of dividends, including as interest on equity, or advances thereon, in order to maintain the remuneration flow to the shareholders, whereby once this limit has been reached, it shall be incumbent on the General Meeting to decide on the balance, distributing it to the shareholders or to increasing the share capital; and/or (b) be retained, so as to meet the capital investment requirements stipulated in the Company’s General Budget submitted by management for approval by the General Meeting and reviewed by the latter on an annual basis where the duration exceeds a fiscal year.

         Sole paragraph. Profits not allocated as set forth in this article should be distributed as dividends, as set forth in Paragraph 6 of article 202 of Law 6404/76.

         Art. 37. The Executive Board, as authorized by the Board of Directors, during the fiscal year, can:

         I – declare dividends out of line item “profit” recorded in the semiannual balance sheet;

         II – determine the preparation of quarterly, bimonthly or monthly balance sheets and declare dividends out of line item “profit” recorded in these balance sheets, provided that total dividends paid in each six-month period of the fiscal year does not exceed the amount of capital reserves set forth in Paragraph 1 of article 182 of Law 6404/76; and

         III – declare interim dividends out of line item “retained earnings” or “earnings reserves” in the last annual or semiannual balance sheet.

         Paragraph 1 The dividends declared by the Executive Board, pursuant to the main paragraph, are conditional on future approval by the General Meeting.

         Paragraph 2 The Executive Board, authorized by the Board of Directors, may determine payment, during the fiscal year and up to the Annual General Meeting, of equity interest up to the limit permitted by law, which amount shall be allocated to the mandatory dividends dealt with in item II of article 36 hereof, within the terms of the pertinent legislation.

         Paragraph 3 Dividends unclaimed within 3 (three) years from the commencement of payment shall prescribe in favor of the Company.

            Art. 38. The company’s accounts shall be examined by independent auditors, in accordance with the law and the rules applicable to financial institutions.

            Art. 39. The General Meeting may, when it deems it convenient, create other reserves in accordance with current legislation.

TITLE X

DISPOSAL OF CONTROL AND CANCELLATION OF PUBLIC COMPANY REGISTRATION

            Chapter I - Definitions

            Art. 40. for the purposes of Title X, the following terms beginning with capital letters shall have the following meanings:

"Controlling Shareholder" means the shareholder or Group of Shareholders exercising the Company’s Controlling Power.

“Transferor Controlling Shareholder” means the controlling shareholder when they transfer control of the Company.

“Controlling Shares” means the block of shares that directly or indirectly assures their holders the individual and/or shared exercise of the controlling power in the Company.

"Outstanding Shares" mean all shares issued by the Company, except for shares held by the Controlling Shareholder, related persons, the Bank’s management and those held in treasury.

"Disposal of Control" means the transfer to a third party, on remunerated basis, of the Controlling Shares.

"Buyer" means that for whom the Selling Controlling Shareholder transfers the Controlling Shares in a Transfer of the Company’s Control.

"Group of Shareholders" means the group of persons: (i) bound by voting contracts or agreements of any nature either directly or by means of controlled entities, controlling entities or entities under common control, or (ii) among whom there is a control relationship; or (iii) under common control.

"Controlling Power" or "Control" means the power effectively used to steer corporate activities and instruct the operation of the Bank’s bodies, directly or indirectly, actually or legally, regardless of the ownership interest held. There is assumption of ownership of control with respect to a person or Group of Shareholders that is the holder of shares ensuring the absolute majority of votes of the shareholders attending the three last General Meetings of the Company, although it is not the holder of shares ensuring the absolute majority of the voting capital.

"Market Price" means the Company’s and its shares’ price to be determined by a specialized company, using a recognized methodology or based on another criterion to be defined by CVM.

         Chapter II – Disposal of Control of the Company

            Art. 41. Disposal of Control of the Company, directly or indirectly, whether in a single transaction, or through successive transactions, shall be entered into under the condition precedent or condition subsequent that the Acquirer agrees to make a public offering to acquire the shares of the other shareholders, with due regard for the same conditions and terms contemplated in current legislation, in order to assure them the same treatment as that afforded to the Transferor Controlling Shareholder.

         Sole Paragraph. Disposal of control of the Bank depends on authorization from the Central Bank of Brazil.

         Art. 42. The public offering referred in the preceding article should also be consummated:

         I. in cases with remunerated assignment of share and other securities subscription rights or rights relating to convertible securities, resulting in the Disposal of Company’s Control; or

         II. in case of transfer of Control of an entity holding the Company’s Controlling Power, in which case, the Selling Controlling Shareholder will be required to declare to BM&FBOVESPA the amount attributed to the Company in such transfer and attach a documentation corroborating it.

            Art. 43. Whoever acquires Controlling Power on account of a private instrument for the purchase of shares entered into with the Controlling Shareholder, involving any quantity of shares, shall be obligated to:

         I. make the public offering referred to in article 41 of these Bylaws; and

         II. pay on the following terms an amount equal to the difference between the public offering price and the amount paid for any shares acquired on the stock exchange in the 6 (six) months preceding the date on which Controlling Power was acquired. This amount shall be distributed among all those who sold the shares of the company in trading sessions at which the Acquirer made the purchases, in proportion to the net seller balance of each one, and it shall be incumbent on the BM&FBOVESPA to arrange for the distribution under the terms of its regulations.

            Chapter III – Cancellation of Registration as a Public Company

            Art. 44. In the public offering for the acquisition of shares which it is mandatory for the controlling shareholder or for the Company to make in order to cancel the Company’s registration as a public Company, the minimum price offered shall reflect the economic value ascertained in an valuation report referred to in article 45 of the Bylaws, with due regard for the applicable legal and regulatory rules.

            Art. 45. The valuation report dealt with in Title X of these Bylaws shall be prepared by a specialized institution or company with proven experience and independent from the Bank, its management and controlling shareholder, and from the latter’s decision-making power, and said valuation shall also satisfy the requisites of paragraph 1 of article 8 of Law 6404/76 and contain the responsibility contemplated in paragraph 6 of said article 8.

         Paragraph 1. The selection of the specialized institution or company responsible for determining the Bank’s Market Price referred to in Title X hereof is exclusively incumbent of the Board of Directors.

         Paragraph 2. The costs for preparing the valuation report shall be born in full by those responsible for holding the public offering for the acquisition of the shares.

Title IV – Ordinary Provisions

            Art. 46. It is permitted to formulate a single public offering for the acquisition of shares, with the aim of one of the purposes contemplated in Title X of these Bylaws, or in the regulations issued by the CVM, provided it is possible to render compatible the procedures of all modalities of public offering for the acquisition of shares, and that those for whom the offering is intended do not incur losses and that authorization is obtained from the CVM, when so required by applicable legislation.

            Art. 47. The Company or the shareholders responsible for making the public offerings for the acquisition of shares as contemplated in Title X of these Bylaws, or in the regulations issued by the CVM, may ensure that these actually occur through the intermediary of any shareholder, third party and, as the case may be, the Company. The Company or shareholder, as the case may be, are not exempted from the obligation to make the public offering for the acquisition of shares until this has been concluded, with due regard for the applicable rules.

TITLE XI

ARBITRATION COURT

            Art. 48. The Bank, its shareholders, management and members of the Fiscal Council agree to resolve, via arbitration, all and any dispute or controversy that may arise among them, especially involving or originating from the application, effectiveness, efficacy, interpretation, violation and their effects of the provisions contained in the Arbitration Regulations of the Market Arbitration Chamber instituted by the BM&FBOVESPA (“Arbitration Regulations”), in the Regulations on Sanctions, in these Bylaws, in the provisions of Law 6.404/76, in the rules published by the National Monetary Council, by the Central Bank of Brazil and by the CVM, in addition to the other rules applicable to the functioning of the capital markets in general, before the Market Arbitration Chamber under the terms of its Arbitration Regulations.

            Paragraph 1. The arbitration procedures shall be instituted before the Market Arbitration Chamber under the terms of its Arbitration Regulations.

         Paragraph 2. Without prejudice to the effectiveness of this arbitration clause, the request by the parties for urgent measures before the Arbitration Tribunal has convened shall be forwarded to the courts in the manner of section 5.1.3 of the Arbitration Regulations of the Market Arbitration Chamber.

Paragraph 3. Brazilian law alone shall apply to the merit of any and all controversy, as well as to the execution, interpretation and effectiveness of this arbitration clause.

         Paragraph 4. The arbitration procedure shall take place in the city of São Paulo, State of São Paulo, where the arbitration award shall be delivered. Arbitration shall be managed by the Market Arbitration Chamber itself, and shall be conducted and ruled on in accordance with the pertinent provisions of the Arbitration Regulations.

TITLE XII

LIQUIDATION

            Art. 49. The company shall be liquidated as prescribed in law, and it shall be incumbent on the General Meeting to decide on how it is to be liquidated, appoint the liquidator and the Fiscal Council, as the case may be, which must be in session during this period.

TITLE XIII

ISSUANCE OF UNITS

            Art. 50. The Company may sponsor the issue of share deposit certificates (hereinafter referred to as “Units” or individually as “Unit”).

         Paragraph 1. Each Unit will correspond to one (1) common share and one (1) preferred share issued by the Company, provided that the Board of Directors can define transitory rules for Unit breakdown in view of the approval of capital increase by the Central Bank of Brazil. During such transition period, the Units can be comprised of share subscription receipts. The Units will be book-entry.

         Paragraph 2. The Units will be issued in case of primary and/or secondary offering or as requested by the shareholders that so wish, subject to the rules to be determined by the Board of Directors as set forth herein.

         Paragraph 3. Only shares free from onus and liens may be the subject of deposits for issuing Units.

            Art. 51. Except in the event of cancellation of the Units, ownership of the shares represented by the Units shall only be transferred by transferring the Units.

            Art. 52. The holder of the Units shall, at any time, be entitled to request the depositary financial institution to cancel the Units and deliver the respective deposited shares, with due regard for the rules to be established by the Board of Directors in accordance with the provisions of these Bylaws.

         Paragraph 1. The respective holder may be charged the cost of canceling and transferring the Unit.

         Paragraph 2. The Company’s Board of Directors can, on any time, suspend, for an indefinite period, the possibility of issuance or cancellation of Units set forth in article 50, paragraph 2 and in the main section of this article, respectively, in case of beginning of primary and/or secondary offering of Units, in the domestic and/or foreign market, it being understood that, in this case, the suspension period cannot exceed one hundred and eighty (180) days.

         Paragraph 3. Units subject to burdens, lien or encumbrances may not be canceled.

         Article 53. Holders of the Units shall be entitled to the same rights and advantages as the deposited shares.

            Paragraph 1. The right to attend the Company’s General Meetings and exercise therein all prerogatives conferred upon the shares represented by the Units, upon confirmation of ownership, is exclusively incumbent upon the holder of the Units. The holder of the Unit can be represented at the Company’s General Meetings by an attorney appointed as set forth in article 6, Paragraph 2 hereof.

         Paragraph 2. In the event of split, reverse split, bonus or issuance of new shares upon capitalization of profits or reserves, the following rules relating to the Units shall be observed:

         (i) In the event of an increase in the quantity of shares issued by the Company, the depositary financial institution shall register the deposit of the new shares and shall credit new Units to the account of the respective holders, so as to reflect the new number of shares held by the Unit holders, in all cases respecting the proportion of one (1) common share and one (1) preferred share issued by the Company for each Unit, while those shares for which Units are not be issued shall be credited directly to the shareholders, without issuing Units.

         (ii) In the event of a reduction in the quantity of shares issued by the Company, the depositary financial institution shall debit the Unit deposit account of the holders of the grouped shares, automatically canceling Units in a sufficient number to reflect the new number of shares held by Unit holders, in all cases respecting the proportion of one (1) common share and one (1) preferred share issued by the Company for each Unit, while any remaining shares for which Units are not to be issued shall be delivered directly to the shareholders, without issuing Units.

            Art. 54. In the event of the exercise of preemptive rights to subscribe shares issued by the Company, as the case may be, the depositary financial institution shall create new Units in the register of book-form Units and shall credit those Units to the respective holders, so as to reflect the new quantity of  preferred shares and common shares issued by the Company and deposited in the underlying Unit deposit account, in all cases respecting the proportion of one (1) common share and one (1) preferred share issued by the Company to each Unit, while those shares for which Units are not to be constituted shall be credited directly to the shareholders without issuing Units. In the event of the exercise of the preemptive right to subscribe other securities issued by the company, there shall be no automatic credit of Units.

            Art. 55. The holders of Units shall be entitled to receive shares arising from splits, mergers and amalgamations involving the Company. In any event, the Units shall always be created or canceled, as the case may be, in the register of book-form Units on behalf of the BM&FBOVESPA, as the respective fiduciary owner, who shall credit them to the custody accounts of the respective holders of the Units. In cases where shares are allocated to Unit holders, and such shares are not subject to the creation of new Units, these shares shall be deposited with the BM&FBOVESPA, in its capacity of fiduciary owner of the Units, which will credit them to the custody accounts of the respective holders.

TITLE XIV

GENERAL AND TRANSITORY PROVISIONS

            Art. 56. In cases not covered in these Bylaws, there shall be recourse to the principles of right, and to the laws, decrees, resolutions and other acts enacted by the competent authorities.

*****

II. Report detailing the reasons and justifying the proposed changes

The information related to this item was provided on items 4.1, 4.2 and 4.3 of this Manual.

EXHIBIT II - Pursuant to article 13 of CVM Instruction 481

I. To provide a copy of the proposed plan

BANCO SANTANDER (BRASIL) S.A.

LONG TERM INCENTIVE PLAN –

 IDENTIFIED STAFF (Cash Installment)

I.         DEFINITIONS

1.1     Each of the expressions in title case below is used herein, in the singular or plural form, as the case may be, according to the meaning attributed below:

Expression	Meaning
Base Year	The fiscal year subject to the Plan. The initial Base Year is 2016.
Banco Santander Brasil or the Company	Banco Santander (Brasil) S.A., as defined in Item 2.1.
Deferred Bonus

Funds to be paid to Participants, as part of the variable income payable by the Company to Participants, in an amount to be adjusted according to the fluctuation of one hundred percent (100%) of CDI, pursuant to the provisions set forth in Item 3.3, subject to certain conditions defined in this Plan.

CDI

Interest rate of the interbank deposit certificate, ascertained according to the transactions of issuance of prefixed inter-financial deposits, defined over one business day and settled by CETIP – Central Agency for Custody and Financial Settlement pursuant to the provisions set forth by the Central Bank of Brasil, known as “DI-CETIP Over Rate (Extra-Group)”, expressed as an annual percentage, based on a 252-day year, published on a daily basis by CETIP.

Executive Committee	For the purposes hereof, the Executive Committee corresponds to the Chief Executive Officer and to the Vice Chief Executive Officers of the Company.
Contract	Plan Contract, to be executed in electronic form by each collaborator at the time of their eligibility as Participants, as defined in Item 6.1.
HR Department Santander Group Santander Brasil Group

The Human Resources Department of the Company, as defined in Item 4.1.

Banco Santander, S.A. and companies that are, directly or indirectly, controlled by Banco Santander, S.A.

Banco Santander (Brasil) S.A. and companies that are, directly or indirectly, controlled by Banco Santander (Brasil) S.A.

Participants	Officers, management-level employees and other employees of Banco Santander Brasil and of other companies under its control that may be eligible for the Plan, as defined in Item 2.1.
Plan

Long-term incentive policy directed at collaborators of Banco Santander Brasil and other companies of the Santander Brasil Group, with remuneration adjusted at one hundred percent (100%) of CDI, as defined in Item 2.1.

Initial Base Value	Initial base value for each Participant, to be defined by the Executive Committee of the Company, as defined in Item 3.1.
Maximum Base Value per Year	Initial Base Value divided by five, as defined in Item 3.2.
Final Base Value per Year	Final Base Value for each Participant, to be defined pursuant to the provisions set forth in Items 3.2 and 4.3, which shall be the basis for the calculation of the Deferred Bonus.
Resolution No. 3921/10	Resolution of the National Monetary Council No. 3921, of November 25, 2010, as defined in Item 2.2.

II.       LONG TERM INCENTIVE PLAN

2.1.    This Long-Term Incentive Plan (“Plan”) represents a variable-income opportunity made available to certain collaborators of BANCO SANTANDER (BRASIL) S.A. (“Banco Santander Brasil” or “Company”), including officers, management-level employees and other employees of Banco Santander Brasil and of other companies under its control (“Participants”). The Plan has the following goals:

(a)     align the interests of Banco Santander Brasil and of the Participants aiming, on the one side, to reach growth and profitability of the business of the Company and, on the other, recognition of the contribution of Participants for development of the activities by Banco Santander Brasil;

(b)     enable the Company to retain the Participants, offering as an additional benefit the opportunity to earn compensation pursuant to the terms, conditions and forms set forth herein;

(c)      promote the good performance of the Company and shareholders’ interests by means of a long term commitment of the Participants; and

(d)     discourage behaviours that raise the risk exposure above the considered prudent levels in the short, medium and long terms strategies adopted by the Company.

2.2.    The Plan is part of the current regulatory environment applicable to the Company, notably Resolution of the National Monetary Council No. 3921, of November 25, 2010 (“Resolution No. 3921/10”), pursuant to which financial institutions must follow certain requirements with regard to the deferred payment of the variable part of the remuneration payable to its officers and collaborators, in light of sustainable long-term financial basis and adjustments to future payments according to the applicable risks and fluctuations affecting capital cost.

III.     OBJECTIVES OF THE PLAN

3.1.    The objective of the Plan is the payment of a cash bonus, as part of the variable income payable by the Company to Participants, pursuant to the provisions of the Company’s compensation policy (“Deferred Bonus”). The Board of Directors of the Company shall define the calculation method applicable to the variable compensation payable to each Participant, subject to the conditions of this Plan. The Board of Directors of the Company shall be able to change the methodology whenever it deems necessary. According to the methodology defined by the Board of Directors, the Executive Committee shall calculate the initial amount to be assigned to each Participant pursuant to the provisions of this Plan (the “Initial Base Value”).

3.2.    The Initial Base Value shall be divided by five (5) and allocated, in equal proportion, to the five fiscal years following the Base Year (“Maximum Base Value per Year”). Up to February 10 of each of the five fiscal years following the Base Year, the Board of Directors of the Company shall be able to amend the Maximum Base Value per Year, according to the criteria set forth in Item 4.3 below, thus establishing the “Final Base Value per Year”.

3.3.    The Deferred Bonus amount payable to Participants shall be calculated in the manner described below:

(a)     First fiscal year following the Base Year: Final Base Value per Year for the first fiscal year adjusted according to the fluctuation of one hundred percent (100%) of the CDI from February 1 of the Base Year to January 31 of the first fiscal year following the Base Year.

(b)     Second fiscal year following the Base Year: Final Base Value per Year for the second fiscal year adjusted according to the fluctuation of one hundred percent (100%) of the CDI from February 1 of the Base Year to January 31 of the second fiscal year following the Base Year.

(c)      Third fiscal year following the Base Year: Final Base Value per Year for the third fiscal year adjusted according to the fluctuation of one hundred percent (100%) of the CDI from February 1 of the Base Year to January 31 of the third fiscal year following the Base Year.

(d)     Fourth fiscal year following the Base Year: Final Base Value per Year for the fourth fiscal year adjusted according to the fluctuation of one hundred percent (100%) of the CDI from February 1 of the Base Year to January 31 of the fourth fiscal year following the Base Year.

(e)     Fifth fiscal year following the Base Year: Final Base Value per Year for the fifth fiscal year adjusted according to the fluctuation of one hundred percent (100%) of the CDI from February 1 of the Base Year to January 31 of the fifth fiscal year following the Base Year.

3.4.    Payments of each installment of Deferred Bonus to Participants (i) shall be made by March 31 of each one of the five fiscal years following the Base Year, (ii) shall follow the specifications approved by the Board of Directors and Executive Committee of the Company, and (iii) when involving officers of the Company, shall comply with the global officer compensation cap approved during the Ordinary General Meeting of the Company or as profit sharing payments.

3.5.    The Company shall follow the tax, labor and social security laws applicable to the payment of Deferred Bonus, including the withholding of Income Tax at the source with respect to the amounts paid to the Participants.

IV.      PLAN ADMINISTRATION

4.1.    This Plan shall be approved by the Board of Directors of the Company, pursuant to a proposal submitted by the Compensation Committee of the Company, and it shall be administered by the Executive Committee with the support of the Company’s Human Resources Department (“HR Department”). The Executive Committee shall administer this Plan according to the parameters approved by the Board of Directors, which may include, among others, the authority that may be necessary to:

(a)     decide on all and any arrangements pertaining to the administration hereof, detailing and application of general norms established herein;

(b)     decide about the list of Participants and the eligibility of Participants to one of the cycles that are part of this Plan;

(c)      analyse exceptional cases deriving from, or pertaining to, the present Plan;

(d)     settle doubts as to the interpretation of the general rules set forth in this Plan; and

(e)     propose to the Board of Directors of the Company changes to the Plan in light of adjustments to similar plans adopted by other companies of the Santander Brasil Group.

4.1.1.  The powers granted to the Executive Committee on Item 4.1 shall not apply whenever the performance of such powers is directly related to the Executive Board’s members.

4.2.    The HR Department will handle the implementation of the Plan according to the terms set forth herein, including but not limited to all applicable communications to Participants throughout the term of the Plan.

4.3.    The Board of Directors of the Company shall establish Final Base Value per Year relating to each fiscal year for purposes of calculation of the annual installment of the Deferred Bonus, as defined in Item 3.2 above, which shall be defined according to the percentage applicable to the Maximum Base Value per Year in the following cases:

(a)     poor financial performance by the Company;

(b)     violation by the Participant of internal regulations, particularly those relating to risks;

(c)      material restatement of the Banco Santander Brasil’s financial statements, when so considered by the external auditors, except when appropriate pursuant to a change in accounting standards. If the Board of Directors understands necessary, it may also consider in this analysis the financial statements of Santander Group; or

(d)     significant change in the share capital or risk profile of Banco Santander Brasil. If the Board of Directors understands necessary, it may also consider in this analysis the change in the share capital of Santander Group.

V.        PLAN PARTICIPANTS

5.1.    For the purposes of this Plan, the Participants shall be the employees identified as such by the Executive Committee and informed to the HR Department, in a selection that shall be based, among other factors, on seniority, responsibilities, activities and risk subject to the management of the Participant in Santander Brasil Group. After definition of the Participants that are eligible for any given cycle, no new participants shall be admitted.

5.2.    The rights and benefits of this Plan shall be granted to Participants in a personal manner, and cannot be pledged, assigned or transferred to third parties, except for the corresponding successors at the time of death of the Participant, pursuant to the terms of this Plan.

VI.      CONTRACT

6.1.    Subject to the provisions set forth herein, the Participants shall sign the contract of the Plan in electronic format (“Contract”) at the time of their eligibility as Participants in each cycle hereof, which shall include, among other provisions, the full agreement of the Participant with regard to the rules and conditions defined hereunder with regard to each cycle.

VII.     DISCHARGE, RETIREMENT, DEATH AND DISABILITY

7.1.      The effectiveness of the Plan shall be (i) subject to early termination, by operation of the law, with regard to Participants that fall under the description set forth in Items 7.2 (a) and (d) (as the case may be) below; and (ii) upheld, with regard to Participants that fall under the description set forth in Items 7.2 (b) and (c) (as the case may be) and 7.3 to 7.7 below, subject to the rules of those items.

7.2.    In case of discharge of a Participant, the following rules shall apply:

(a)     in case of discharge of a Participant as a result of termination or  dismissal with cause, pursuant to article 482 of the Consolidated Labor Laws, the Participant shall no longer be entitled to be part of the Plan, and shall not be entitled to collect any future installment of the Deferred Bonus subject to this Plan;

(b)     in case of discharge of a Participant as a result of breach of the employment contract caused by actions performed by the Company, pursuant to the provisions set forth in article 483 of the Consolidated Labor Laws, or in case of dismissal without cause, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the installment of the Deferred Bonus applicable to such Participant; or

(c)      in case of exoneration of a Participant without an employment bond defined by mutual agreement, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the Units you would be entitled as a result of Bonus Units applicable to such Participant pursuant to the agreement between the Participant and the Company. Covenants agreed with one Participant shall not represent a precedent that can be invoked by other Participants; or

(d)     in case of exoneration of a Participant without an employment bond of a statutory position by unilateral decision with cause of the Company or resignation, the Participant shall lose the right to participate of the Plan, in such a way that such Participant shall have no right to receive the future installments of the Bonus in Units subject to this Plan.

7.3.    If the Participant leaves the Company to be relocated to another company part of Santander Group abroad, he shall be subject to the provisions set forth in Item 7.2(b) or (c) above, as the case may be.

7.4.    In case of retirement due to time of service or pre-retirement remunerated license granted to the Participant, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the installment of the Deferred Bonus applicable to such Participant.

7.5.    At the time of a Participant’s death, the corresponding successor shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the installment of the Deferred Bonus applicable to such Participant.

7.6.    In case of permanent disability of the Participant, as verified by two (2) medical reports (issued by a public and private institution), the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the installment of the Deferred Bonus applicable to such Participant.

7.7.    In case of suspension of the employment contract due to labor ailment or accident, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the installment of the Deferred Bonus applicable to such Participant.

7.8.    Please note that the payment of the installments of the Deferred Bonus subject to this Plan shall take place, in each cycle, at the same time for all Participants or successors, as the case may be, pursuant to the decision set forth in Item 4.3, whether or not the Participant is still a collaborator of Banco Santander Brasil or of a company under its control, when applicable, at the times of the payments of the Deferred Bonus, subject to the conditions of this Plan.

VIII.   NON-INTERFERENCE IN THE OFFICIAL, CONTRACTUAL OR EMPLOYMENT RELATIONSHIP

8.1.    No provisions in this Plan shall be interpreted as constituting rights for employed Participants, granting rights to the Participants regarding guaranteed retention of employment, or interfering in any way with the right of the Company, subject to legal conditions and those of the employment Contract, of terminating the relationship with the Participant at any time.

8.2.    In addition, no provisions in this Plan shall grant to any of the officers or member of the Board of Directors that is a Participant, rights pertaining to their stay until the end of their mandate, nor interfere in any way in the Company’s right to remove them from office, nor ensure the right of re-election for the position.

IX.      DATE OF EFFECTIVENESS AND TERMINATION OF THE PLAN

9.1.    The Plan shall come into effectiveness immediately after approval thereof by the Board of Directors of the Company and it shall remain in effect for an indefinite term.

9.2     The Plan may be terminated, suspended or modified, at any time, by the Board of Directors of the Company, provided that, in case of suspension or termination, the Company shall honor the rights of Participants who hold mature Deferred Bonus installments, subject to the provisions set forth in Section VII above.

X.        ADDITIONAL PROVISIONS

10.1.   Each Participant shall be responsible for complying with the applicable tax laws and for the payment of the taxes applicable to the Plan.

10.2.   Any case not dealt with herein shall be decided by the Board of Directors of the Company.

*****

BANCO SANTANDER (BRASIL) S.A.

LONG TERM INCENTIVE PLAN –

 IDENTIFIED STAFF (Cash Installment)

I.         DEFINITIONS

1.1     Each of the expressions in title case below is used herein, in the singular or plural form, as the case may be, according to the meaning attributed below:

Expression	Meaning
Base Year	The fiscal year subject to the Plan. The initial Base Year is 2016.
Banco Santander Brasil or the Company	Banco Santander (Brasil) S.A., as defined in Item 2.1.
Deferred Bonus

Funds to be paid to Participants, as part of the variable income payable by the Company to Participants, in an amount to be adjusted according to the fluctuation of one hundred percent (100%) of CDI, pursuant to the provisions set forth in Item 3.3, subject to certain conditions defined in this Plan.

CDI

Interest rate of the interbank deposit certificate, ascertained according to the transactions of issuance of prefixed inter-financial deposits, defined over one business day and settled by CETIP – Central Agency for Custody and Financial Settlement pursuant to the provisions set forth by the Central Bank of Brasil, known as “DI-CETIP Over Rate (Extra-Group)”, expressed as an annual percentage, based on a 252-day year, published on a daily basis by CETIP.

Executive Committee	For the purposes hereof, the Executive Committee corresponds to the Chief Executive Officer and to the Vice Chief Executive Officers of the Company.
Contract	Plan Contract, to be executed in electronic form by each collaborator at the time of their eligibility as Participants, as defined in Item 6.1.
HR Department Santander Group Santander Brasil Group

The Human Resources Department of the Company, as defined in Item 4.1.

Banco Santander, S.A. and companies that are, directly or indirectly, controlled by Banco Santander, S.A.

Banco Santander (Brasil) S.A. and companies that are, directly or indirectly, controlled by Banco Santander (Brasil) S.A.

Participants	Officers, management-level employees and other employees of Banco Santander Brasil and of other companies under its control that may be eligible for the Plan, as defined in Item 2.1.
Plan

Long-term incentive policy directed at collaborators of Banco Santander Brasil and other companies of the Santander Brasil Group, with remuneration adjusted at one hundred percent (100%) of CDI, as defined in Item 2.1.

Initial Base Value	Initial base value for each Participant, to be defined by the Executive Committee of the Company, as defined in Item 3.1.
Maximum Base Value per Year	Initial Base Value divided by three, as defined in Item 3.2.
Final Base Value per Year	Final Base Value for each Participant, to be defined pursuant to the provisions set forth in Items 3.2 and 4.3, which shall be the basis for the calculation of the Deferred Bonus.
Resolution No. 3921/10	Resolution of the National Monetary Council No. 3921, of November 25, 2010, as defined in Item 2.2.

II.       LONG TERM INCENTIVE PLAN

2.1.    This Long-Term Incentive Plan (“Plan”) represents a variable-income opportunity made available to certain collaborators of BANCO SANTANDER (BRASIL) S.A. (“Banco Santander Brasil” or “Company”), including officers, management-level employees and other employees of Banco Santander Brasil and of other companies under its control (“Participants”). The Plan has the following goals:

(a)     align the interests of Banco Santander Brasil and of the Participants aiming, on the one side, to reach growth and profitability of the business of the Company and, on the other, recognition of the contribution of Participants for development of the activities by Banco Santander Brasil;

(b)     enable the Company to retain the Participants, offering as an additional benefit the opportunity to earn compensation pursuant to the terms, conditions and forms set forth herein;

(c)      promote the good performance of the Company and shareholders’ interests by means of a long term commitment of the Participants; and

(d)     discourage behaviours that raise the risk exposure above the considered prudent levels in the short, medium and long terms strategies adopted by the Company.

2.2.    The Plan is part of the current regulatory environment applicable to the Company, notably Resolution of the National Monetary Council No. 3921, of November 25, 2010 (“Resolution No. 3921/10”), pursuant to which financial institutions must follow certain requirements with regard to the deferred payment of the variable part of the remuneration payable to its officers and collaborators, in light of sustainable long-term financial basis and adjustments to future payments according to the applicable risks and fluctuations affecting capital cost.

III.     OBJECTIVES OF THE PLAN

3.1.    The objective of the Plan is the payment of a cash bonus, as part of the variable income payable by the Company to Participants, pursuant to the provisions of the Company’s compensation policy (“Deferred Bonus”). The Board of Directors of the Company shall define the calculation method applicable to the variable compensation payable to each Participant, subject to the conditions of this Plan. The Board of Directors of the Company shall be able to change the methodology whenever it deems necessary. According to the methodology defined by the Board of Directors, the Executive Committee shall calculate the initial amount to be assigned to each Participant pursuant to the provisions of this Plan (the “Initial Base Value”).

3.2.    The Initial Base Value shall be divided by three (3) and allocated, in equal proportion, to the three fiscal years following the Base Year (“Maximum Base Value per Year”). Up to February 10 of each of the three fiscal years following the Base Year, the Board of Directors of the Company shall be able to amend the Maximum Base Value per Year, according to the criteria set forth in Item 4.3 below, thus establishing the “Final Base Value per Year”.

3.3.    The Deferred Bonus amount payable to Participants shall be calculated in the manner described below:

(a)     First fiscal year following the Base Year: Final Base Value per Year for the first fiscal year adjusted according to the fluctuation of one hundred percent (100%) of the CDI from February 1 of the Base Year to January 31 of the first fiscal year following the Base Year.

(b)     Second fiscal year following the Base Year: Final Base Value per Year for the second fiscal year adjusted according to the fluctuation of one hundred percent (100%) of the CDI from February 1 of the Base Year to January 31 of the second fiscal year following the Base Year.

(c)      Third fiscal year following the Base Year: Final Base Value per Year for the third fiscal year adjusted according to the fluctuation of one hundred percent (100%) of the CDI from February 1 of the Base Year to January 31 of the third fiscal year following the Base Year.

3.4.    Payments of each installment of Deferred Bonus to Participants (i) shall be made by March 31 of each one of the three fiscal years following the Base Year, (ii) shall follow the specifications approved by the Board of Directors and Executive Committee of the Company, and (iii) when involving officers of the Company, shall comply with the global officer compensation cap approved during the Ordinary General Meeting of the Company or as profit sharing payments.

3.5.    The Company shall follow the tax, labor and social security laws applicable to the payment of Deferred Bonus, including the withholding of Income Tax at the source with respect to the amounts paid to the Participants.

IV.      PLAN ADMINISTRATION

4.1.    This Plan shall be approved by the Board of Directors of the Company, pursuant to a proposal submitted by the Compensation Committee of the Company, and it shall be administered by the Executive Committee with the support of the Company’s Human Resources Department (“HR Department”). The Executive Committee shall administer this Plan according to the parameters approved by the Board of Directors, which may include, among others, the authority that may be necessary to:

(a)     decide on all and any arrangements pertaining to the administration hereof, detailing and application of general norms established herein;

(b)     decide about the list of Participants and the eligibility of Participants to one of the cycles that are part of this Plan;

(c)      analyse exceptional cases deriving from, or pertaining to, the present Plan;

(d)     settle doubts as to the interpretation of the general rules set forth in this Plan; and

(e)     propose to the Board of Directors of the Company changes to the Plan in light of adjustments to similar plans adopted by other companies of the Santander Brasil Group.

4.1.1.  The powers granted to the Executive Committee on Item 4.1 shall not apply whenever the performance of such powers is directly related to the Executive Committee’s members.

4.2.    The HR Department will handle the implementation of the Plan according to the terms set forth herein, including but not limited to all applicable communications to Participants throughout the term of the Plan.

4.3.    The Board of Directors of the Company shall establish Final Base Value per Year relating to each fiscal year for purposes of calculation of the annual installment of the Deferred Bonus, as defined in Item 3.2 above, which shall be defined according to the percentage applicable to the Maximum Base Value per Year in the following cases:

(a)     poor financial performance by the Company;

(b)     violation by the Participant of internal regulations, particularly those relating to risks;

(c)      material restatement of the Banco Santander Brasil’s financial statements, when so considered by the external auditors, except when appropriate pursuant to a change in accounting standards. If the Board of Directors understands necessary, it may also consider in this analysis the financial statements of Santander Group; or

(d)     significant change in the share capital or risk profile of Banco Santander Brasil. If the Board of Directors understands necessary, it may also consider in this analysis the change in the share capital of Santander Group.

V.        PLAN PARTICIPANTS

5.1.    For the purposes of this Plan, the Participants shall be the employees identified as such by the Executive Committee and informed to the HR Department, in a selection that shall be based, among other factors, on seniority, responsibilities, activities and risk subject to the management of the Participant in Santander Brasil Group. After definition of the Participants that are eligible for any given cycle, no new participants shall be admitted.

5.2.    The rights and benefits of this Plan shall be granted to Participants in a personal manner, and cannot be pledged, assigned or transferred to third parties, except for the corresponding successors at the time of death of the Participant, pursuant to the terms of this Plan.

VI.      CONTRACT

6.1.    Subject to the provisions set forth herein, the Participants shall sign the contract of the Plan in electronic format (“Contract”) at the time of their eligibility as Participants in each cycle hereof, which shall include, among other provisions, the full agreement of the Participant with regard to the rules and conditions defined hereunder with regard to each cycle.

VII.     DISCHARGE, RETIREMENT, DEATH AND DISABILITY

7.1.      The effectiveness of the Plan shall be (i) subject to early termination, by operation of the law, with regard to Participants that fall under the description set forth in  Items 7.2 (a) and (d) (as the case may be) below; and (ii) upheld, with regard to Participants that fall under the description set forth in Items 7.2 (b) and (c) (as the case may be) and 7.3 to 7.7 below, subject to the rules of those items.

7.2.    In case of discharge of a Participant, the following rules shall apply:

(a)     in case of discharge of a Participant as a result of termination or  dismissal with cause, pursuant to article 482 of the Consolidated Labor Laws, the Participant shall no longer be entitled to be part of the Plan, and shall not be entitled to collect any future installment of the Deferred Bonus subject to this Plan;

(b)     in case of discharge of a Participant as a result of breach of the employment contract caused by actions performed by the Company, pursuant to the provisions set forth in article 483 of the Consolidated Labor Laws, or in case of dismissal without cause, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the installment of the Deferred Bonus applicable to such Participant; or

(c)      in case of exoneration of a Participant without an employment bond defined by mutual agreement, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the Units you would be entitled as a result of Bonus Units applicable to such Participant pursuant to the agreement between the Participant and the Company. Covenants agreed with one Participant shall not represent a precedent that can be invoked by other Participants; or

(d)     in case of exoneration of a Participant without an employment bond of a statutory position by unilateral decision with cause of the Company or resignation, the Participant shall lose the right to participate of the Plan, in such a way that such Participant shall have no right to receive the future installments of the Bonus in Units subject to this Plan.

7.3.    If the Participant leaves the Company to be relocated to another company part of Santander Group abroad, he shall be subject to the provisions set forth in Item 7.2(b) or (c) above, as the case may be.

7.4.    In case of retirement due to time of service or pre-retirement remunerated license granted to the Participant, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the installment of the Deferred Bonus applicable to such Participant.

7.5.    At the time of a Participant’s death, the corresponding successor shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the installment of the Deferred Bonus applicable to such Participant.

7.6.    In case of permanent disability of the Participant, as verified by two (2) medical reports (issued by a public and private institution), the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the installment of the Deferred Bonus applicable to such Participant.

7.7.    In case of suspension of the employment contract due to labor ailment or accident, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the installment of the Deferred Bonus applicable to such Participant.

7.8.    Please note that the payment of the instalments of the Deferred Bonus subject to this Plan shall take place, in each cycle, at the same time for all Participants or successors, as the case may be, pursuant to the decision set forth in Item 4.3, whether or not the Participant is still a collaborator of Banco Santander Brasil or of a company under its control, when applicable, at the times of the payments of the Deferred Bonus, subject to the conditions of this Plan.

VIII.   NON-INTERFERENCE IN THE OFFICIAL, CONTRACTUAL OR EMPLOYMENT RELATIONSHIP

8.1.    No provisions in this Plan shall be interpreted as constituting rights for employed Participants, granting rights to the Participants regarding guaranteed retention of employment, or interfering in any way with the right of the Company, subject to legal conditions and those of the employment Contract, of terminating the relationship with the Participant at any time.

8.2.    In addition, no provisions in this Plan shall grant to any of the officers or member of the Board of Directors that is a Participant, rights pertaining to their stay until the end of their mandate, nor interfere in any way in the Company’s right to remove them from office, nor ensure the right of re-election for the position.

IX.      DATE OF EFFECTIVENESS AND TERMINATION OF THE PLAN

9.1.    The Plan shall come into effectiveness immediately after approval thereof by the Board of Directors of the Company and it shall remain in effect for an indefinite term.

9.2     The Plan may be terminated, suspended or modified, at any time, by the Board of Directors of the Company, provided that, in case of suspension or termination, the Company shall honor the rights of Participants who hold mature Deferred Bonus instalments, subject to the provisions set forth in Section VII above.

X.        ADDITIONAL PROVISIONS

10.1.   Each Participant shall be responsible for complying with the applicable tax laws and for the payment of the taxes applicable to the Plan.

10.2.   Any case not dealt with herein shall be decided by the Board of Directors of the Company.

*****

BANCO SANTANDER (BRASIL) S.A.

LONG TERM INCENTIVE PLAN –

BONUS IN UNITS - IDENTIFIED STAFF

I.         DEFINITIONS

1.1     Each of the expressions in title case below is used herein, in the singular or plural form, as the case may be, according to the meaning attributed below:

Expression	Meaning
Base Year	The fiscal year subject to the Plan, as defined in Item 3.3. The initial Base Year is 2016.
Banco Santander Brasil or the Company Santander Spain	Banco Santander (Brasil) S.A., as defined in Item 2.1. Banco Santander, S.A., controller of Banco Santander Brasil.
BM&FBOVESPA	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros, as defined in Item 3.3.
Bonus in Units	Bonus in Units to be paid to each Participant, as part of the variable compensation payable by the Company to Participants, as defined in Item 3.2, subject to certain conditions defined in this Plan.

Executive Committee	For the purposes hereof, the Executive Committee corresponds to the Chief Executive Officer and to the Vice Chief Executive Officers of the Company.
Contract	Plan Contract, to be executed in electronic form by each collaborator at the time of their eligibility as Participants, as defined in Item 6.1.
HR Department	The Human Resources Department of the Company, as defined in Item 4.1.
Santander Group Santander Brasil Group Participants

Banco Santander, S.A. and companies that are, directly or indirectly, controlled by Banco Santander, S.A.

Banco Santander (Brasil) S.A. and companies that are, directly or indirectly, controlled by Banco Santander (Brasil) S.A.

Officers, management-level employees and other employees of Banco Santander Brasil and of other companies under its control that may be eligible for the Plan, as defined in Item 2.1.

Lock-Up Period	One-year term as of the date of acquisition of each tranche of Units during which the Participant cannot dispose of the units, pursuant to Item 10.1.
Plan

Long-term incentive policy directed at collaborators of Santander Brasil and other companies of the Santander Brasil Group, with compensation pegged to the performance of the Units of Banco Santander Brasil, as defined in Item 2.1.

Final Number of Units per Year	Actual number of reference Units allocated to each Participant during each fiscal year, based on the Maximum Number of Units per Year and on the criteria set forth in Item 4.3, as defined in Item 3.4.
Maximum Number of Units per Year	Total Number of Units divided by five, as defined in Item 3.4.
Total Number of Units	Maximum number of reference Units allocated to each Participant, subject to definition by the Board of Directors of the Company, as defined in Item 3.3.
Resolution No. 3921/10	Resolution of the National Monetary Council No. 3921, of November 25, 2010, as defined in Item 2.2.

Units	Share Deposit Certificates representing, each, one (1) common share and one (1) preferred share issued by the Company (ticker: SANB 11), as defined in Item 2.1(b).
Santander Spain Shares Initial Base Value

Shares issued by Santander Spain (ticker: SAN).

Initial base value for each Participant to be defined by the Board of Directors of the Company, which shall serve as the basis for calculation of the Total Number of Units, as defined in Item 3.1.

II.       LONG TERM INCENTIVE PLAN

2.1.    This Long Term Incentive Plan (“Plan”) represents a variable-income opportunity made available to certain collaborators of BANCO SANTANDER (BRASIL) S.A. (“Banco Santander Brasil” or “Company”), including officers, management-level employees and other employees of Banco Santander Brasil and of other companies under its control (“Participants”). The Plan has the following goals:

(a)     align the interests of Banco Santander Brasil and of the Participants aiming, on the one side, to reach the growth and profitability of the business of the Company and, on the other, recognition of the contribution of Participants for development of activities by Banco Santander Brasil;

(b)     enable the Company to retain the Participants, offering as an additional benefit, the opportunity to earn compensation pegged to the performance of the Share Deposit Certificates representing, each, one (1) common share and one (1) preferred share issued by the Company (ticker: SANB 11) (“Units”), pursuant to the terms, conditions and form defined herein;

(c)      promote the good performance of the Company and shareholders’ interests by means of a long term commitment on the part of Participants; and

(d)     discourage behaviours that raise the risk exposure above those considered prudent levels in the short, medium and long terms strategies adopted by the Company.

2.2.    The Plan is part of the current regulatory environment applicable to the Company, notably Resolution of the National Monetary Council No. 3921, of November 25, 2010 (“Resolution No. 3921/10”), pursuant to which financial institutions must abide by certain requirements with regard to the deferred payment of the variable part of the remuneration payable to its officers and collaborators, in light of sustainable long-term financial basis and adjustments to future payments according to the applicable risks and fluctuations affecting capital cost.

III.     OBJECTIVES OF THE PLAN

3.1.    The objective of the Plan is the payment of bonuses in the form of Units to Participants, as part of the variable income payable by the Company to Participants, pursuant to the provisions of the Company’s compensation policy. The Board of Directors of the Company shall define the calculation method applicable to the variable compensation payable to each Participant, subject to the conditions of this Plan. The Board of Directors of the Company shall be able to change the methodology whenever it deems necessary. According to the methodology defined by the Board of Directors, the Executive Committee shall calculate the initial amount corresponding to the bonus in Units to be assigned to each Participant pursuant to the provisions of this Plan (the “Initial Base Value”).

3.2.    The Initial Base Value shall be converted into a certain number of Units, to be handed to each Participant, as described in further detail herein below, so that the compensation payable to Participants shall be pegged to the future performance of the Units, pursuant to the provisions set forth in Resolution No. 3921/10 (“Bonus in Units”).

3.3.    The number of Units for purposes of the ascertainment of the Bonus in Units shall be calculated by means of the division of the Initial Base Value by the final daily price of the Units (Ticker: SANB11) over the last fifteen (15) trading sessions of BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) in January of the 2016 fiscal year (the “Total Number of Units” and the “Base Year”). As an example:

2015 - the Participant is entitled to the Initial Base Value based on his own performance, in the performance of his area and in the performance of the Company.

2016 - Base Year as per Item 3.3

2017, 2018, 2019, 2020 e 2021 - years of payment of the installments of the Bonus in Units, as per Items 3.4 and 3.5 below.

3.3.1.  If the Total Number of Units is not a whole number, the following rule shall apply: (i) if the fraction includes 0.5 or more, the Total Number of Units shall be rounded up to the next whole number; (ii) if the fraction includes less than 0.5, the Total Number of Units shall be rounded down to the preceding whole number.

3.4.    The Total Number of Units shall be divided by five (5) and allocated to the five fiscal years following the Base Year (the “Maximum Number of Units per Year”). Up to February 10 of each of the five fiscal years following the Base Year, the Board of Directors of the Company shall be able to modify the Maximum Number of Units per Year, according to the criteria set forth in Item 4.3 below, thus establishing the “Final Number of Units per Year” for each fiscal year.

3.5.    The amounts used as the basis for the Bonus in Units to be paid to Participants shall be calculated in the manner described below:

(a)     First fiscal year following the Base Year: the Final Number of Units per Year for the first fiscal year multiplied by the average final daily price of the Units over the last fifteen (15) trading sessions of BM&FBOVESPA in January of the first fiscal year following the Base Year.

(b)     Second fiscal year following the Base Year: the Final Number of Units per Year for the second fiscal year multiplied by the average final daily price of the Units over the last fifteen (15) trading sessions of BM&FBOVESPA in January of the second fiscal year following the Base Year.

(c)      Third fiscal year following the Base Year: the Final Number of Units per Year of the third fiscal year multiplied by the average final daily price of the Units over the last fifteen (15) trading sessions of BM&FBOVESPA in January of the third fiscal year following the Base Year.

(d)     Fourth fiscal year following the Base Year: the Final Number of Units per Year of the fourth fiscal year multiplied by the average final daily price of the Units over the last fifteen (15) trading sessions of BM&FBOVESPA in January of the fourth fiscal year following the Base Year.

(e)     Fifth fiscal year following the Base Year: the Final Number of Units per Year of the Fifth fiscal year multiplied by the average final daily price of the Units over the last fifteen (15) trading sessions of BM&FBOVESPA in January of the Fifth fiscal year following the Base Year.

3.6.    Payments of each installment of Bonus in Units to Participants (i) shall be made by March 31 of each one of the five fiscal years following the Base Year, (ii) shall abide by the specifications approved by the Board of Directors and Executive Committee of the Company, and (iii) when involving officers of the Company, shall comply with the global officer compensation ceiling approved during the Ordinary General Meeting of the Company or as profit sharing payments.

3.7.    The Company shall abide by the tax, labor and social security laws applicable to the payments of Bonus in Units, including the withholding of Income Tax at the source with respect to the amounts paid to the Participants.

IV.      PLAN ADMINISTRATION

4.1.    This Plan shall be approved by the Board of Directors of the Company, pursuant to a proposal submitted by the Compensation Committee of the Company, and administered by the Executive Committee with the support of the Human Resources Department of the Company (“HR Department”). The Executive Committee shall administer this Plan according to the parameters approved by the Board of Directors, which may include, among others, the authority that may be necessary to:

(a)     decide on all and any arrangements pertaining to the administration hereof, detailing and application of general norms established herein;

(b)     decide about the list of Participants and the eligibility of Participants to one of the cycles that are part of this Plan;

(c)      analyse exceptional cases deriving from, or pertaining to, the present Plan;

(d)     settle doubts as to the interpretation of the general rules set forth in this Plan; and

(e)     review the Plan’s conditions to, observed the basic principles, (i) adapt the Plan according to the similar plans adopted by other companies part of Santander Brasil Group; and/or (ii) substitute the Units by securities backed in Santander Spain Stocks (including BDRs – Brazilian Depositary Receipts) for the purposes of the bonus object of this Plan, including the system for purchasing of such securities.

4.1.1.  The powers granted to the Executive Committee on Item 4.1 shall not apply whenever the performance of such powers is directly related to the Executive Committee’s members.

4.2.    The HR Department will handle the implementation of the Plan according to the terms set forth herein, including but not limited to, all applicable communications to Participants throughout the validity of the Plan.

4.3.    The Board of Directors of the Company shall define the Final Number of Units per Year relating to each fiscal year for purposes of the calculation of the annual installment of the Bonus in Units to Participants, as defined in Item 3.4 above, which may be established by means of a percentage applicable to the Maximum Number of Units per Year in the following cases:

(a)     poor financial performance by the Company;

(b)     violation by the Participant of internal regulations, particularly those relating to risks;

(c)      material restatement of Banco Santander Brasil’s financial statements, when so considered by the external auditors, except when appropriate pursuant to a change in accounting standards. If the Board of Directors understands necessary, it may also consider in this analysis the financial statements of Santander Group; or

(d)     significant change in the share capital or risk profile of Banco Santander Brasil. If the Board of Directors understands necessary, it may also consider in this analysis the change in the share capital of Santander Group.

4.4.    Without prejudice to the provisions set forth in item 4.3 above, the Final Number of Units per Year of each Participant shall be increased whenever the Company distributes dividends and/or interest on net equity to its shareholders, from February 1 of the Base Year to January 10 in each one of the five fiscal years following the Base Year, by the same proportion as the dividends and/or interest on net equity that the Participant would be entitled to collect had he been the holder of the Units of the Company since February 1 of the Base Year. The new Final Number of Units per Year of each Participant shall be calculated according to the price of the Units (Ticker: SANB11) on the date reported as “Ex-Dividends/Interest on Net Equity”, pursuant to the Notice to Shareholders issued by the Company.

V.        PLAN PARTICIPANTS

5.1.    For the purposes of this Plan, the Participants shall be the employees identified as such by the Board of Directors and informed to the HR Department, in a selection that shall be based, among other factors, on seniority, responsibilities, activities and risk subject to the management of the Participant in Santander Brasil Group. After definition of the Participants that are eligible for any given cycle, no new participants shall be admitted.

5.2.    The rights and benefits of this Plan shall be granted to Participants in a personal manner, and cannot be pledged, assigned or transferred to third parties, except for the corresponding successors at the time of death of the Participant, pursuant to the terms of this Plan.

5.3     Participants may not enter into transactions with third parties in an attempt to neutralize, in full or in part the risk of fluctuation in the price of the Units, for purposes of the definition of the Total Number of Units (such as hedge transactions).

VI.      CONTRACT

6.1.    Subject to the provisions set forth herein, the Participants shall sign the contract of the Plan in electronic format (“Contract”) at the time of their eligibility as Participants in each cycle hereof, which shall include, among other provisions, the full agreement of the Participant with regard to the rules and conditions defined hereunder with regard to each cycle.

VII.     QUANTITATIVE LIMIT

7.1.    The Plan shall not cause dilution in the corporate capital of Banco Santander Brasil, given that the treasury Units shall be used in the payment of the Bonus in Units. Bonus in Units under this Plan shall be limited to 4,400,000 Units, which correspond to 0,1179% of the total share capital of the Company.

VIII.   DISCHARGE, RETIREMENT, DEATH AND DISABILITY

8.1.      The effectiveness of the Plan shall be (i) subject to early termination, by operation of the law, with regard to Participants that fall under the description set forth in Items 8.2 (a) and (d) (as the case may be) below; and (ii) upheld, with regard to Participants that fall under the description set forth in Items 8.2 (b) and (c) (as the case may be), and 8.3 to 8.7 below, subject to the rules of those items.

8.2.    In case of discharge of a Participant, the following rules shall apply:

(a)     in case of discharge of a Participant as a result of termination, resignation or dismissal with cause, pursuant to article 482 of the Consolidated Labor Laws or dismissal from a corporate position at the unilateral decision of the Company, the Participant shall no longer be entitled to be part of the Plan, and shall not be entitled to collect any future installment of the Bonus in Units subject to this Plan;

(b)     in case of discharge of a Participant as a result of breach of the employment contract caused by actions performed by the Company, pursuant to the provisions set forth in article 483 of the Consolidated Labor Laws, or in case of dismissal without cause, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the Units he would be entitled to collect as a result of the Bonus in Units applicable to such Participant;

(c)      in case of exoneration of a Participant without an employment bond defined by mutual agreement, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the Units he would be entitled to collect as a result of the Bonus in Units applicable to such Participant, pursuant to the agreement between the Participant and a Company. Covenants agreed with one Participant shall not represent a precedent that can be invoked by other Participants; or

(d)     in case of exoneration of a Participant without an employment bond of a statutory position by unilateral decision with cause of the Company or resignation, the Participant shall lose the right to participate of the Plan, in such a way that such Participant shall have no right to receive the future installments of the Bonus in Units subject to this Plan.

8.3.    If the Participant leaves the Company to be relocated to another company of the Santander Group abroad, he shall be subject to the provisions set forth in Item 8.2(b) or (c) above (as the case may be).

8.4.    In case of retirement due to time of service or pre-retirement remunerated license granted to the Participant, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the Units he would be entitled to collect as a result of the Bonus in Units applicable to such Participant.

8.5.    At the time of a Participant’s death, the corresponding successor shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the Units he would be entitled to collect as a result of the Bonus in Units applicable to such Participant.

8.6.    In case of permanent disability of the Participant, as verified by two (2) medical reports (issued by a public and private institution), the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the Units he would be entitled to collect as a result of the Bonus in Units applicable to such Participant.

8.7.    In case of suspension of the employment contract due to labor illness or accident, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the Units he would be entitled to collect as a result of the Bonus in Units applicable to such Participant.

8.8.    Please note that the times of payment of the installments of Bonus in Units subject to this Plan shall take place, in each cycle, at the same time for all Participants or successors, as the case may be, pursuant to the decision set forth in Item 4.3 above, whether or not the Participant is still a collaborator of Banco Santander Brasil or of a company under its control, when applicable, at the times of the payments of Bonus in Units, subject to the conditions of this Plan.

IX.      QUANTITATIVE ADJUSTMENTS IN THE NUMBER OF UNITS

9.1.    In order to preserve the objectives of the Plan, the Total Number of Units shall be increased or decreased in the following events: (a) share splitting, grouping or bonuses; (b) consolidation, merger, spin-off; and (c) other similar procedures with a relevant material effect.

9.2.    The HR Department, under the supervision of the Executive Committee, shall make the aforementioned quantitative adjustments pursuant to the methodology adopted by BM&FBOVESPA in similar adjustments in its stock markets.

X.        RESTRICTIONS ON THE DISPOSAL OF UNITS (LOCK-UP)

10.1    The number of Units corresponding to the investment subject to this Plan cannot be disposed by the Participant for one (1) year as of the date of acquisition of each tranche of Units (“Lock-Up Period”). Please note that the Lock-up Period shall begin whenever the Participants receive Units as a result of the distribution of the Bonus in Units. The Units shall remain unavailable for disposal during the Lock-Up Period.

10.2    For the purposes of this Section X, “disposal” is understood as the offer, sale, sale commitment, sale contracting, swap, lease, lease commitment, pledge, conditional sale, derivatives operations backed by Units or any other direct or indirect form of disposal or encumbrance of Units.

XI.      NON-INTERFERENCE IN THE OFFICIAL, CONTRACTUAL OR EMPLOYMENT RELATIONSHIP

11.1.   No provisions in this Plan shall be interpreted as constituting rights for employed Participants, granting rights to the Participants regarding guaranteed retention of employment, or interfering in any way with the right of the Company, subject to legal conditions and those of the employment Contract, of terminating the relationship with the Participant at any time.

11.2.   In addition, no provisions in this Plan shall grant to any of the officer or member of the Board of Directors that is a Participant, rights pertaining to their stay until the end of their mandate, nor interfere in any way in the Company’s right to remove them from office, nor ensure the right of re-election for the position.

XII.     DATE OF EFFECTIVENESS AND TERMINATION OF THE PLAN

12.1.   The Plan shall come into effect immediately after approval thereof by the General Meeting of the Company and shall remain in force for an indefinite time.

12.2    The Plan may be terminated, suspended or amended, at any time, following a proposal submitted by the Board of Directors of the Company approved by the General Meeting, provided that, in case or suspension or termination, the rights of Participants who hold mature rights to receive Bonus in Units shall be observed, subject to the provisions set forth in Section VII above.

XIII.   ADDITIONAL PROVISIONS

13.1    The Board of Directors, acting in the best interest of the Company and its shareholders, may amend the conditions of the Plan, being able to substitute the Units by securities backed by Santander Spain Stocks (including BDRs – Brazilian Depositary Receipts) for the purposes of the bonus set forth in this Plan, including the system to purchase such securities, provided that the corresponding basic principles shall not be changed, especially the maximum amounts to be paid under the Plan, as approved by the General Meeting.

13.2    The Executive Committee shall be able to establish special treatments applicable to specific cases, during the term of effectiveness of the Plan, provided that Participants’ vested rights and basic principles of the Plan shall not be affected. Such special treatment may not be a precedent that can be invoked by other Participants.

13.3.   Each Participant shall be responsible for complying with the applicable tax laws and for the payment of the taxes applicable to the Plan.

13.4.   Any case not dealt with herein shall be decided by the Board of Directors of the Company.

*****

BANCO SANTANDER (BRASIL) S.A.

LONG TERM INCENTIVE PLAN –

BONUS IN UNITS - IDENTIFIED STAFF

I.         DEFINITIONS

1.1     Each of the expressions in title case below is used herein, in the singular or plural form, as the case may be, according to the meaning attributed below:

Expression	Meaning
Base Year	The fiscal year subject to the Plan, as defined in Item 3.3. The initial Base Year is 2016.
Banco Santander Brasil or the Company Santander Spain	Banco Santander (Brasil) S.A., as defined in Item 2.1. Banco Santander, S.A., controller of Banco Santander Brasil.
BM&FBOVESPA	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros, as defined in Item 3.3.
Bonus in Units	Bonus in Units to be paid to each Participant, as part of the variable compensation payable by the Company to Participants, as defined in Item 3.2, subject to certain conditions defined in this Plan.

Executive Committee	For the purposes hereof, the Executive Committee corresponds to the Chief Executive Officer and to the Vice Chief Executive Officers of the Company.
Contract	Plan Contract, to be executed in electronic form by each collaborator at the time of their eligibility as Participants, as defined in Item 6.1.
HR Department	The Human Resources Department of the Company, as defined in Item 4.1.
Santander Group Santander Brasil Group Participants

Banco Santander, S.A. and companies that are, directly or indirectly, controlled by Banco Santander, S.A.

Banco Santander (Brasil) S.A. and companies that are, directly or indirectly, controlled by Banco Santander (Brasil) S.A.

Officers, management-level employees and other employees of Banco Santander Brasil and of other companies under its control that may be eligible for the Plan, as defined in Item 2.1.

Lock-Up Period	One-year term as of the date of acquisition of each tranche of Units during which the Participant cannot dispose of the units, pursuant to Item 10.1.
Plan

Long-term incentive policy directed at collaborators of Santander Brasil and other companies of the Santander Brasil Group, with compensation pegged to the performance of the Units of Banco Santander Brasil, as defined in Item 2.1.

Final Number of Units per Year	Actual number of reference Units allocated to each Participant during each fiscal year, based on the Maximum Number of Units per Year and on the criteria set forth in Item 4.3, as defined in Item 3.4.
Maximum Number of Units per Year	Total Number of Units divided by three, as defined in Item 3.4.
Total Number of Units	Maximum number of reference Units allocated to each Participant, subject to definition by the Board of Directors of the Company, as defined in Item 3.3.
Resolution No. 3921/10	Resolution of the National Monetary Council No. 3921, of November 25, 2010, as defined in Item 2.2.

Units	Share Deposit Certificates representing, each, one (1) common share and one (1) preferred share issued by the Company (ticker: SANB 11), as defined in Item 2.1(b).
Santander Spain Shares Initial Base Value

Shares issued by Santander Spain (ticker: SAN).

Initial base value for each Participant to be defined by the Board of Directors of the Company, which shall serve as the basis for calculation of the Total Number of Units, as defined in Item 3.1.

II.       LONG TERM INCENTIVE PLAN

2.1.    This Long Term Incentive Plan (“Plan”) represents a variable-income opportunity made available to certain collaborators of BANCO SANTANDER (BRASIL) S.A. (“Banco Santander Brasil” or “Company”), including officers, management-level employees and other employees of Banco Santander Brasil and of other companies under its control (“Participants”). The Plan has the following goals:

(a)     align the interests of Banco Santander Brasil and of the Participants aiming, on the one side, to reach the growth and profitability of the business of the Company and, on the other, recognition of the contribution of Participants for development of activities by Banco Santander Brasil;

(b)     enable the Company to retain the Participants, offering as an additional benefit, the opportunity to earn compensation pegged to the performance of the Share Deposit Certificates representing, each, one (1) common share and one (1) preferred share issued by the Company (ticker: SANB 11) (“Units”), pursuant to the terms, conditions and form defined herein;

(c)      promote the good performance of the Company and shareholders’ interests by means of a long term commitment on the part of Participants; and

(d)     discourage behaviours that raise the risk exposure above the considered prudent levels in the short, medium and long terms strategies adopted by the Company.

2.2.    The Plan is part of the current regulatory environment applicable to the Company, notably Resolution of the National Monetary Council No. 3921, of November 25, 2010 (“Resolution No. 3921/10”), pursuant to which financial institutions must abide by certain requirements with regard to the deferred payment of the variable part of the remuneration payable to its officers and collaborators, in light of sustainable long-term financial basis and adjustments to future payments according to the applicable risks and fluctuations affecting capital cost.

III.     OBJECTIVES OF THE PLAN

3.1.    The objective of the Plan is the payment of bonuses in the form of Units to Participants, as part of the variable income payable by the Company to Participants, pursuant to the provisions of the Company’s compensation policy. The Board of Directors of the Company shall define the calculation method applicable to the variable compensation payable to each Participant, subject to the conditions of this Plan. The Board of Directors of the Company shall be able to change the methodology whenever it deems necessary. According to the methodology defined by the Board of Directors, the Executive Committee shall calculate the initial amount corresponding to the bonus in Units to be assigned to each Participant pursuant to the provisions of this Plan (the “Initial Base Value”).

3.2.    The Initial Base Value shall be converted into a certain number of Units, to be handed to each Participant, as described in further detail herein below, so that the compensation payable to Participants shall be pegged to the future performance of the Units, pursuant to the provisions set forth in Resolution No. 3921/10 (“Bonus in Units”).

3.3.    The number of Units for purposes of the ascertainment of the Bonus in Units shall be calculated by means of the division of the Initial Base Value by the final daily price of the Units (Ticker: SANB11) over the last fifteen (15) trading sessions of BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) in January of the 2016 fiscal year (the “Total Number of Units” and the “Base Year”). As an example:

2015 - the Participant is entitled to the Initial Base Value based on his own performance, in the performance of his area and in the performance of the Company.

2016 - Base Year as per Item 3.3.

2017, 2018 and 2019 - years of payment of the installments of the Bonus in Units, as per Items 3.4 and 3.5 below.

3.3.1.  If the Total Number of Units is not a whole number, the following rule shall apply: (i) if the fraction includes 0.5 or more, the Total Number of Units shall be rounded up to the next whole number; (ii) if the fraction includes less than 0.5, the Total Number of Units shall be rounded down to the preceding whole number.

3.4.    The Total Number of Units shall be divided by three (3) and allocated to the three fiscal years following the Base Year (the “Maximum Number of Units per Year”). Up to February 10 of each of the three fiscal years following the Base Year, the Board of Directors of the Company shall be able to modify the Maximum Number of Units per Year, according to the criteria set forth in Item 4.3 below, thus establishing the “Final Number of Units per Year” for each fiscal year.

3.5.    The amounts used as the basis for the Bonus in Units to be paid to Participants shall be calculated in the manner described below:

(a)     First fiscal year following the Base Year: the Final Number of Units per Year for the first fiscal year multiplied by the average final daily price of the Units over the last fifteen (15) trading sessions of BM&FBOVESPA in January of the first fiscal year following the Base Year;

(b)     Second fiscal year following the Base Year: the Final Number of Units per Year for the second fiscal year multiplied by the average final daily price of the Units over the last fifteen (15) trading sessions of BM&FBOVESPA in January of the second fiscal year following the Base Year; and

(c)      Third fiscal year following the Base Year: the Final Number of Units per Year of the third fiscal year multiplied by the average final daily price of the Units over the last fifteen (15) trading sessions of BM&FBOVESPA in January of the third fiscal year following the Base Year.

3.6.    Payments of each installment of Bonus in Units to Participants (i) shall be made by March 31 of each one of the three fiscal years following the Base Year, (ii) shall abide by the specifications approved by the Board of Directors and Executive Committee of the Company, and (iii) when involving officers of the Company, shall comply with the global officer compensation ceiling approved during the Ordinary General Meeting of the Company or as profit sharing payments.

3.7.    The Company shall abide by the tax, labor and social security laws applicable to the payments of Bonus in Units, including the withholding of Income Tax at the source with respect to the amounts paid to the Participants.

IV.      PLAN ADMINISTRATION

4.1.    This Plan shall be approved by the Board of Directors of the Company, pursuant to a proposal submitted by the Compensation Committee of the Company, and administered by the Executive Committee with the support of the Human Resources Department of the Company (“HR Department”). The Executive Committee shall administer this Plan according to the parameters approved by the Board of Directors, which may include, among others, the authority that may be necessary to:

(a)     decide on all and any arrangements pertaining to the administration hereof, detailing and application of general norms established herein;

(b)     decide about the list of Participants and the eligibility of Participants to one of the cycles that are part of this Plan;

(c)      analyse exceptional cases deriving from, or pertaining to, the present Plan;

(d)     settle doubts as to the interpretation of the general rules set forth in this Plan; and

(e)     review the Plan’s conditions to, observed the basic principles, (i) adapt the Plan according to the similar plans adopted by other companies part of Santander Brasil Group; and/or (ii) substitute the Units by securities backed in Santander Spain Stocks (including BDRs – Brazilian Depositary Receipts) for the purposes of the bonus object of this Plan, including the system for purchasing of such securities.

4.1.1.  The powers granted to the Executive Committee on Item 4.1 shall not apply whenever the performance of such powers is directly related to the Executive Committee’s members.

4.2.    The HR Department will handle the implementation of the Plan according to the terms set forth herein, including but not limited to, all applicable communications to Participants throughout the validity of the Plan.

4.3.    The Board of Directors of the Company shall define the Final Number of Units per Year relating to each fiscal year for purposes of the calculation of the annual installment of the Bonus in Units to Participants, as defined in Item 3.4 above, which may be established by means of a percentage applicable to the Maximum Number of Units per Year in the following cases:

(a)     poor financial performance by the Company;

(b)     violation by the Participant of internal regulations, particularly those relating to risks;

(c)      material restatement of Banco Santander Brasil’s financial statements, when so considered by the external auditors, except when appropriate pursuant to a change in accounting standards. If the Board of Directors understands necessary, it may also consider in this analysis the financial statements of Santander Group; or

(d)     significant change in the share capital or risk profile of Banco Santander Brasil. If the Board of Directors understands necessary, it may also consider in this analysis the change in the share capital of Santander Group.

4.4.    Without prejudice to the provisions set forth in item 4.3 above, the Final Number of Units per Year of each Participant shall be increased whenever the Company distributes dividends and/or interest on net equity to its shareholders, from February 1 of the Base Year to January 10 in each one of the three fiscal years following the Base Year, by the same proportion as the dividends and/or interest on net equity that the Participant would be entitled to collect had he been the holder of the Units of the Company since February 1 of the Base Year. The new Final Number of Units per Year of each Participant shall be calculated according to the price of the Units (Ticker: SANB11) on the date reported as “Ex-Dividends/Interest on Net Equity”, pursuant to the Notice to Shareholders issued by the Company.

V.        PLAN PARTICIPANTS

5.1.    For the purposes of this Plan, the Participants shall be the employees identified as such by the Board of Directors and informed to the HR Department, in a selection that shall be based, among other factors, on seniority, responsibilities, activities and risk subject to the management of the Participant in Santander Brasil Group. After definition of the Participants that are eligible for any given cycle, no new participants shall be admitted.

5.2.    The rights and benefits of this Plan shall be granted to Participants in a personal manner, and cannot be pledged, assigned or transferred to third parties, except for the corresponding successors at the time of death of the Participant, pursuant to the terms of this Plan.

5.3     Participants may not enter into transactions with third parties in an attempt to neutralize, in full or in part the risk of fluctuation in the price of the Units, for purposes of the definition of the Total Number of Units (such as hedge transactions).

VI.      CONTRACT

6.1.    Subject to the provisions set forth herein, the Participants shall sign the contract of the Plan in electronic format (“Contract”) at the time of their eligibility as Participants in each cycle hereof, which shall include, among other provisions, the full agreement of the Participant with regard to the rules and conditions defined hereunder with regard to each cycle.

VII.     QUANTITATIVE LIMIT

7.1.    The Plan shall not cause dilution in the corporate capital of Banco Santander Brasil, given that the treasury Units shall be used in the payment of the Bonus in Units. Bonus in Units under this Plan shall be limited to 4,400,000 Units, which correspond to 0,1179% of the total share capital of the Company.

VIII.   DISCHARGE, RETIREMENT, DEATH AND DISABILITY

8.1.      The effectiveness of the Plan shall be (i) subject to early termination, by operation of the law, with regard to Participants that fall under the description set forth in Items 8.2 (a) and (d) (as the case may be) below; and (ii) upheld, with regard to Participants that fall under the description set forth in Items 8.2 (b) and (c) (as the case may be), and 8.3 to 8.7 below, subject to the rules of those items.

8.2.    In case of discharge of a Participant, the following rules shall apply:

(a)     in case of discharge of a Participant as a result of termination, resignation or dismissal with cause, pursuant to article 482 of the Consolidated Labor Laws or dismissal from a corporate position at the unilateral decision of the Company, the Participant shall no longer be entitled to be part of the Plan, and shall not be entitled to collect any future installment of the Bonus in Units subject to this Plan;

(b)     in case of discharge of a Participant as a result of breach of the employment contract caused by actions performed by the Company, pursuant to the provisions set forth in article 483 of the Consolidated Labor Laws, or in case of dismissal without cause, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the Units he would be entitled to collect as a result of the Bonus in Units applicable to such Participant;

(c)      in case of exoneration of a Participant without an employment bond defined by mutual agreement, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the Units he would be entitled to collect as a result of the Bonus in Units applicable to such Participant, pursuant to the agreement between the Participant and a Company. Covenants agreed with one Participant shall not represent a precedent that can be invoked by other Participants; or

(d)     in case of exoneration of a Participant without an employment bond of a statutory position by unilateral decision with cause of the Company or resignation, the Participant shall lose the right to participate of the Plan, in such a way that such Participant shall have no right to receive the future installments of the Bonus in Units subject to this Plan.

8.3.    If the Participant leaves the Company to be relocated to another company of the Santander Group abroad, he shall be subject to the provisions set forth in Item 8.2(b) or (c) above (as the case may be).

8.4.    In case of retirement due to time of service or pre-retirement remunerated license granted to the Participant, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the Units he would be entitled to collect as a result of the Bonus in Units applicable to such Participant.

8.5.    At the time of a Participant’s death, the corresponding successor shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the Units he would be entitled to collect as a result of the Bonus in Units applicable to such Participant.

8.6.    In case of permanent disability of the Participant, as verified by two (2) medical reports (issued by a public and private institution), the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the Units he would be entitled to collect as a result of the Bonus in Units applicable to such Participant.

8.7.    In case of suspension of the employment contract due to labor illness or accident, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the Units he would be entitled to collect as a result of the Bonus in Units applicable to such Participant.

8.8.    Please note that the times of payment of the installments of Bonus in Units subject to this Plan shall take place, in each cycle, at the same time for all Participants or successors, as the case may be, pursuant to the decision set forth in Item 4.3 above, whether or not the Participant is still a collaborator of Banco Santander Brasil or of a company under its control, when applicable, at the times of the payments of Bonus in Units, subject to the conditions of this Plan.

IX.      QUANTITATIVE ADJUSTMENTS IN THE NUMBER OF UNITS

9.1.    In order to preserve the objectives of the Plan, the Total Number of Units shall be increased or decreased in the following events: (a) share splitting, grouping or bonuses; (b) consolidation, merger, spin-off; and (c) other similar procedures with a relevant material effect.

9.2.    The HR Department, under the supervision of the Executive Committee, shall make the aforementioned quantitative adjustments pursuant to the methodology adopted by BM&FBOVESPA in similar adjustments in its stock markets.

X.        RESTRICTIONS ON THE DISPOSAL OF UNITS (LOCK-UP)

10.1    The number of Units corresponding to the investment subject to this Plan cannot be disposed by the Participant for one (1) year as of the date of acquisition of each tranche of Units (“Lock-Up Period”). Please note that the Lock-up Period shall begin whenever the Participants receive Units as a result of the distribution of the Bonus in Units. The Units shall remain unavailable for disposal during the Lock-Up Period.

10.2    For the purposes of this Section X, “disposal” is understood as the offer, sale, sale commitment, sale contracting, swap, lease, lease commitment, pledge, conditional sale, derivatives operations backed by Units or any other direct or indirect form of disposal or encumbrance of Units.

XI.      NON-INTERFERENCE IN THE OFFICIAL, CONTRACTUAL OR EMPLOYMENT RELATIONSHIP

11.1.   No provisions in this Plan shall be interpreted as constituting rights for employed Participants, granting rights to the Participants regarding guaranteed retention of employment, or interfering in any way with the right of the Company, subject to legal conditions and those of the employment Contract, of terminating the relationship with the Participant at any time.

11.2.   In addition, no provisions in this Plan shall grant to any of the officer or member of the Board of Directors that is a Participant, rights pertaining to their stay until the end of their mandate, nor interfere in any way in the Company’s right to remove them from office, nor ensure the right of re-election for the position.

XII.     DATE OF EFFECTIVENESS AND TERMINATION OF THE PLAN

12.1.   The Plan shall come into effect immediately after approval thereof by the General Meeting of the Company and shall remain in force for an indefinite time.

12.2    The Plan may be terminated, suspended or amended, at any time, following a proposal submitted by the Board of Directors of the Company approved by the General Meeting, provided that, in case or suspension or termination, the rights of Participants who hold mature rights to receive Bonus in Units shall be observed, subject to the provisions set forth in Section VII above.

XIII.   ADDITIONAL PROVISIONS

13.1    The Board of Directors, acting in the best interest of the Company and its shareholders, may amend the conditions of the Plan, being able to substitute the Units by securities backed by Santander Spain Stocks (including BDRs – Brazilian Depositary Receipts) for the purposes of the bonus set forth in this Plan, including the system to purchase such securities, provided that the corresponding basic principles shall not be changed, especially the maximum amounts to be paid under the Plan, as approved by the General Meeting.

13.2    The Executive Committee shall be able to establish special treatments applicable to specific cases, during the term of effectiveness of the Plan, provided that Participants’ vested rights and basic principles of the Plan shall not be affected. Such special treatment may not be a precedent that can be invoked by other Participants.

13.3.   Each Participant shall be responsible for complying with the applicable tax laws and for the payment of the taxes applicable to the Plan.

13.4.   Any case not dealt with herein shall be decided by the Board of Directors of the Company.

*****

II. To inform the main characteristics of the proposed plan, identifying:

a. Potential beneficiaries

Managers, management-level employees and other employees of Santander Brasil and of the companies under its control that may be benefited by the Plan.

b. Maximum number of options to be granted

	Board of Directors	Executive Board and Professionals in Key Roles
Maximum Number of options granted	0	4.500.000

c. Maximum number of shares covered by the plan

	Board of Directors	Executive Board and Professionals in Key Roles
Maximum Number of options granted	0	9.000.000

d. Terms for acquisition

The Participant must remain in the Company during the term of the Plans and follow other criteria established in the regulations.

e. Detailed criteria for setting the exercise price

For the 3 years deferred plan in cash, the values of the Bonus to be paid to the Participants will be calculated as follows:

(a) First fiscal year following the Base Year: Final Base Value per Year for the first fiscal year adjusted by the variation of 100% (one hundred percent) of the CDI between February 1st of the Base Year until January 31st of the first fiscal year following the Base Year;

(b) Second fiscal year following the Base Year: Final Base Value per Year for the second fiscal year adjusted by the variation of 100% (one hundred percent) of the CDI between February 1st of the Base Year until January 31st of the second fiscal year following the Base Year; and

(c) Third fiscal year following the Base Year: Final Base Value per Year for the third fiscal year adjusted by the variation of 100% (one hundred percent) of the CDI between February 1st of the Base Year until January 31st of the third fiscal year following the Base Year.

For the 5 years deferred plan in cash, the values of the Bonus to be paid to the Participants will be calculated as follows:

(a) First fiscal year following the Base Year: Final Base Value per Year for the first fiscal year adjusted by the variation of 100% (one hundred percent) of the CDI between February 1st of the Base Year until January 31st of the first fiscal year following the Base Year;

(b) Second fiscal year following the Base Year: Final Base Value per Year for the second fiscal year adjusted by the variation of 100% (one hundred percent) of the CDI between February 1st of the Base Year until January 31st of the second fiscal year following the Base Year;

(c) Third fiscal year following the Base Year: Final Base Value per Year for the third fiscal year adjusted by the variation of 100% (one hundred percent) of the CDI between February 1st of the Base Year until January 31st of the third fiscal year following the Base Year;

(d) Fourth fiscal year following the Base Year: Final Base Value per Year for the fourth fiscal year adjusted by the variation of 100% (one hundred percent) of the CDI between February 1st of the Base Year until January 31st of the fourth fiscal year following the Base Year; and

(e) Fifth fiscal year following the Base Year: Final Base Value per Year for the fifth fiscal year adjusted by the variation of 100% (one hundred percent) of the CDI between February 1st of the Base Year until January 31st of the fifth fiscal year following the Base Year.

For the 3 years deferred plans in Units, the values used as the basis of the Bonus Units to be paid to the Participants will be calculated as follows:

(a) First fiscal year following the Base Year: The Final Number of Units per Year of the first fiscal year multiplied by the average final daily price of the Units in the last fifteen (15) trading sessions of BM&FBOVESPA from January of the first fiscal year following the Base Year;

(b) Second fiscal year following the Base Year: The Final Number of Units per Year of the second fiscal year multiplied by the average final daily price of the Units in the last fifteen (15) trading sessions of BM&FBOVESPA from January of the second fiscal year following the Base Year; and

(c) Third fiscal year following the Base Year: The Final Number of Units per Year of the third fiscal year multiplied by the average final daily price of the Units in the last fifteen (15) trading sessions of BM&FBOVESPA from January of the third fiscal year following the Base Year.

For the 5 years deferred plans in Units, the values used as the basis of the Bonus Units to be paid to the Participants will be calculated as follows:

(a) First fiscal year following the Base Year: The Final Number of Units per Year of the first fiscal year multiplied by the average final daily price of the Units in the last fifteen (15) trading sessions of BM&FBOVESPA from January of the first fiscal year following the Base Year;

(b) Second fiscal year following the Base Year: The Final Number of Units per Year of the second fiscal year multiplied by the average final daily price of the Units in the last fifteen (15) trading sessions of BM&FBOVESPA from January of the second fiscal year following the Base Year;

(c) Third fiscal year following the Base Year: The Final Number of Units per Year of the third fiscal year multiplied by the average final daily price of the Units in the last fifteen (15) trading sessions of BM&FBOVESPA from January of the third fiscal year following the Base Year;

(d) Fourth fiscal year following the Base Year: The Final Number of Units per Year of the fourth fiscal year multiplied by the average final daily price of the Units in the last fifteen (15) trading sessions of BM&FBOVESPA from January of the fourth fiscal year following the Base Year; and

(e) Fifth fiscal year following the Base Year: The Final Number of Units per Year of the fifth fiscal year multiplied by the average final daily price of the Units in the last fifteen (15) trading sessions of BM&FBOVESPA from January of the fifth fiscal year following the Base Year.

f. Criteria for setting the exercise period

For the 3 years deferred plan in cash, the Initial Base Value will be divided by three (3) and equally allocated to the three fiscal years following the Base Year. The payment of each installment of the Bonus of the Participants will be made until March 31st of each of the three fiscal years following the Base Year.

For the 5 years deferred plan in cash, the Initial Base Value will be divided by five (5) and equally allocated to the five fiscal years following the Base Year. The payment of each installment of the Bonus of the Participants will be made until March 31st of each of the five fiscal years following the Base Year.

For the 3 years deferred plans in Units, the Total Number of Units will be divided by three (3) and allocated equally to the three fiscal years following the Base Year. The payment of each installment of the Participants' Bonus Units will be made until March 31st of each of the three fiscal years following the Base Year.

For the 5 years deferred plans in Units, the Total Number of Units will be divided by five (5) and allocated equally to the five fiscal years following the Base Year. The payment of each installment of the Participants' Bonus Units will be made until March 31st of each of the five fiscal years following the Base Year.

g. Method for settlement of options

The bonus will be paid as bonus in cash.

The bonus in Units will be paid directly in Units.

h. Criteria and events that, when determined, will cause the suspension, modification or termination of the plan

The Board of Directors of the Company may establish the partial payment or non-payment of the plans, upon verification of the following events:

(a)     Poor financial performance of the Company;

(b)     Violation by the Participant of internal rules and regulations, particularly those relating to risks;

(c)      Material restatement of the financial statements of Banco Santander Brasil, when so considered by the external auditors, except when appropriate pursuant to a change in accounting standards. If the Board of Directors understands necessary, it may also consider in this analysis the financial statements of Santander Group; or

(d)     Significant changes in the share capital or risk profile of Banco Santander Brasil. If the Board of Directors understands necessary, it may also consider in this analysis the change in the share capital of Santander Group.

III.   Justify the proposed plan, explaining:

a.           The main objectives of the plan

The Plans in cash have the following objectives:

(a) To align the interests of Banco Santander Brasil and of the Participants aiming, on one hand, to reach the growth and profitability of the Company’s business and on the other hand, the recognition of the Participants’ contribution for the activities of Santander Brasil; and

(b) To allow the Company to retain the Participants in its staff of employees, offering them as an additional bonus, a compensation in cash connected to the Company’s profits, in the terms and conditions established in this Plan.

It is part of the current regulatory environment applicable to the Company, especially in light of the CMN Resolution No. 3.921, by which financial institutions must observe certain requirements for payment deferred in the future part of the variable compensation owed to its officers and other employees, taking into account the long-term sustainable financial basis and adjustments in future payments due to the risks assumed and fluctuations in capital cost.

The Plans in Units have the following objectives:

(a) To align the interests of Banco Santander Brasil and of the Participants aiming, on one hand, to reach the growth and profitability of the Company’s business and on the other hand, the recognition of the Participants’ contribution for the activities of Santander Brasil;

(b) To allow the Company to retain the Participants as its employees, offering them as an additional bonus, a remuneration linked to the performance of the Shares Deposit Certificates of the Company representing, each, one (1) common share and one (1) preferred share issued by the Company, ticker SANB 11 (hereinafter designated as "Units"), in accordance with the terms, conditions and forms of this Plan; and

(c) To promote the good performance of the Company and the shareholders’ interests through a long-term commitment of the Participants.

It is part of the current regulatory environment applicable to the Company, especially facing the CMN Resolution No. 3.921, by which financial institutions must observe certain requirements for deferred future payments of part of the variable compensation owed to its officers and other employees, taking into account the long-term sustainable financial basis and adjustments in future payments due to the risks assumed and fluctuations capital costs.

b.           The way the plan contributes to these objectives

The Plans contribute to the alignment of the employees’ interests with the profitability and long-term results of the Company, because they are a deferred payment of variable compensation in shares and subject to Malus, upon verification of any situation described on item ‘h’ above.

c.           How the plan is included in the company's remuneration policy

The Plans are a key element in the Company's compensation strategy because they act as an efficient instrument of recognition, motivation and retention of Participants in the short, medium and long term.

d.           How the plan will align the interests of the beneficiaries and the company's short, medium and long term interests

The Plans align the interests of the Participants and the Company's short, medium and long term interests, since the compensation is related to the price of the Company’s shares and subject to Malus.

IV.         Estimate the company's expenses arising from the plan, according to the accounting rules that address this matter

Total Estimated Cost of the Plans in Units: R$ 63,000,000.00

Total Estimated Cost of the Plans in cash: R$ 63,000,000.00

*****

EXHIBIT III – Related Documents and Links

All documents mentioned herein may be found in the websites mentioned below. Additionally, each website includes, specifically, the following additional documents of interest to shareholders:

▪    www.ri.santander.com.br or www.santander.com.br/acionistas: Information about the Company, such as corporate governance practices, resumes of the other members of the Board of Directors.

▪    www.cvm.gov.br: Corporate Law, CVM Instructions 480, 481 and 552.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 13, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer